Exhibit 99.1

Fourth Quarter 2014 Results

Lima, Perú, February 09th, 2015 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2014. These results are reported on a consolidated basis in accordance with IFRS in nominal Peruvian Nuevos Soles (PEN).

HIGHLIGHTS

• Credicorp reported this 4Q14 net income affected by a series of extraordinary costs related to the Mibanco acquisition, the re-orientation of its business strategy and focus to take better advantage of the acquisition, and substantial impairment on its investment in the Chilean capital markets-operation as a result of a more difficult market environment in LatAm. Consequently, reported net income for 4Q14 reached PEN 495.6 million, which compared to PEN 645.4 million the previous Q, represents a drop of 23% leading to a ROAE of 14.5% for the Q. For the year 2014, total net income reported reached PEN 2,388 million reflecting a ROAE of 18.5%, a strong result considering the substantial extraordinary costs incurred, and the cost of the learning curve in our SME/Retail business.

• Excluding the impact of the mentioned extraordinary items after tax adjustments, which accounted for a total net expense (after extraordinary income) of PEN 73 million in aggregate for the year 2014, and explains a net non-recurrent expense of PEN 130 million affecting 4Q14, net income generated by the core business evolution showed an excellent performance, revealing recurrent net income for the 4Q of PEN 626 million, and PEN 2,461 million for the year 2014, and adjusted ROAEs of 18.2% in 4Q and 18.6% for the full year.

• This performance was possible since total loans continued expanding and were up 5.6% QoQ, despite the persistent economic slowdown in the last Q of the year. On a yearly basis, the reported expansion reached a high 24.3%. Nevertheless, this growth includes the non-organic expansion through the Mibanco acquisition. Thus, organic growth was around 15.4%, though adjusting for the revaluation of the USD denominated portfolio, real organic growth was about 12% for the year.

• Given the mix and timing of such portfolio expansion (concentrated in the low margin business / disbursed at the end of the Q) NII expansion was lower than portfolio expansion reaching 1.5% QoQ, a fact that affected the NIM negatively, reporting a contraction of 10 bps to 5.65% for the 4Q. For the full year, however, the NIM shows an excellent expansion of 60 bps resulting from the price corrections and good cost of funds management. NIM reached 5.7% vs. 5.1% in 2013.

• Provisions for loan losses continued its improving trend, expanding less than net interest income and resulting in a further drop in cost of risk to 2.2% from 2.3% in the previous Q. The latter is also reflected in an improved PDL ratio of 2.51% down from 2.59%. On a yearly basis, provisions do reflect the higher cost of risk assumed this year which lifted to a peak in 2Q, and accumulated for 2014 a total of 2.15% of the book. It is worthwhile to point out that Mibanco accounts for about all of the incremental cost of risk.

• Fee income expanded 11.5% for the Q, explained by a stronger lending and commercial activity and gains of FX-transaction expanded also 14.5% helped by the increase in volatility of the Nuevo Sol/USD exchange rate. However, gains on the sale of securities were down for the Q given the absence of gains on investments as reported in previous Qs and a substantial impairment on Credicorp’s investment in the Chilean capital markets-operation. On a yearly basis, non-financial income as a whole expands 17.6%, with all elements showing a strong expansion on the overall.

• Results of the insurance business were affected by provision reversals, income deferrals, extraordinary gains and others, generating some volatility in reported results and a QoQ drop in technical results for both the insurance business and the Medical services in the 4Q. However, on an YTD performance, the significant improvement of the business results is evident, with a 10% improvement in insurance services technical results for the year and 53% improvement in medical services result. Consequently, contribution to Credicorp’s bottom line, though slightly lower QoQ, improved substantially when comparing year end totals, reaching an 84% higher bottom line contribution in 2014 vs 2013.

• Operating expenses had in 4Q the traditional seasonal increase, but also significant one-off expenses related to the acquisition of Mibanco and market valuations of recent acquisitions, all of which affected operating expenses and led to a QoQ expansion of 13% and 17.5% for the year. Despite a seasonal regression in the efficiency ratio for 4Q, in the aggregate year, income generation was superior and the sought efficiency improvement of approximately 100 bps in the efficiency ratio was achieved.

• Consequently, net impact of such non-recurrent expenses & income affected operating income for Credicorp which dropped 20.2% QoQ, but improved 29.4% for the year end results.

• Though the small open US Dollar position held in the balance sheet has today little impact through translation results, the recent change in the corporate tax rates from which we will benefit in the future, did generate an initial reversal of tax credits that resulted in a one-off negative adjustment for 2014.

• Despite a solid core business performance, these significant extraordinary costs that affected Credicorp´s 4Q prevented Credicorp from reporting a ROAE in line with our 20% target, as reflected by the 14.5% ROAE for 4Q and 18.5% ROAE for the year. However, excluding the one-off costs incurred throughout the year and especially this 4Q14, ROAE reaches 18.2% for the 4Q and 18.6% for the year. It is only when excluding the whole of Mibanco that ROAE for 2014 reaches19.1%.

I. Credicorp Ltd.

Overview

Credicorp reported net income for 4Q14 of PEN 495.6 million, which compared to PEN 645.4 million the previous Q, represents a drop of 23% leading to a ROAE of 14.5% for the Q. For the year 2014, total net income reported reached PEN 2,388 million reflecting a ROAE of 18.5%.

Though at first sight these numbers fail to reach the expected performance of the business, core business results tell a different story and show the strength of the business and strong results despite the cost of the learning curve which translated into higher cost of risk in our SME/Retail business, and the slow economic environment. These core results were however affected by substantial extraordinary costs incurred, and reported mainly this 4Q14, related to the Mibanco acquisition, the re-orientation of BCP’s business strategy and focus to take better advantage of the acquisition, and substantial impairment on Credicorp’s investment in the Chilean capital markets-operation as a result of a more difficult market environment in LatAm. Extraordinary items for the year however, include also substantial non-recurrent income reported previously that reduced the negative impact for the year.

Given the significant extraordinary / non-recurrent charges incurred, it becomes relevant to identify them clearly and upfront in order to isolate Credicorp’s core business to be able to report its true evolution.

Non-recurring Income / Expenses 2014
(PEN million)	4Q14	2014
Non-recurrent expenses in Mibanco and Edyficar	-39.7	-77.7
Impairment - Credicorp Capital and others (1)	-69.8	-69.8
Valuation of Calls and Puts - Credicorp Capital	-25.1	-51.8
Shutdown of Tarjeta Naranja	-0.8	-7.6
Real estate sale - Prima	-	7.6
Compensation from reinsurers - ASB	-	40.8
Non-recurrent gain from investments	28.0	105.0
Deferred Tax Asset (DTA)	-23.9	-23.9
Total operating adjustments	-131.4	-77.3

Translation result	-1.8	0.4
Tax adjustment	3.0	3.8

Total	-130.2	-73.0

(1) Others referes to impairment of PEN 2.3 at SAHSAC in Pacifico

The above list of non-recurrent expenses allows a better understanding of these, which have their source in 4 main events:

1-	The largest impact is generated by the Mibanco acquisition, merger charges and business model implementation charges at Mibanco, which accounted for PEN 39.7 million in 4Q2014, and an aggregate amount for the year of PEN 77.7 million. This amount involves charges such as systems migration and charge-off of redundant & obsolete systems, closure of some branches, staff lay-off costs, amortization of intangibles, etc.

2-	Another relevant source of one-off charges has been our acquisition of IM Trust in Chile. The operation was acquired in 2012, a time when markets were bullish and valuations high compared to today’s environment. The acquisition involved a series of Puts and Calls which generate valuation adjustments using a contractual formula as a function of the business results, that has worked against us and explain an extraordinary charge of PEN 51.8 million. In addition, given today’s market conditions, an impairment of an additional PEN 67.5 million of the “goodwill” imbedded in the price was necessary.

3-	A non-recurrent negative adjustment (increase) of PEN 23.9 million in net tax provisions resulting from lower expected future tax credits due to the recent corporate tax reductions introduced by the government.

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4-	The last relevant one-off charge of PEN 7.6 million is related to the closure of Tarjeta Naranja, a “green-field” investment that proved unprofitable at this time and we decided to withdraw from, to give the market for such low income lending business time to develop.

These charges are clearly extraordinary and allowed for the closure of the related businesses. On the other hand, Credicorp was in the position to also realize some extraordinary gains that helped in the aggregate for the year, compensate to a good extent those non-recurrent expenses. Those include the gain on the sale of assets and non-strategic investments, such as the Alicorp shares sold in 1Q14 which generated PEN 62 million extraordinary income, the sale of some other corporate shares (PEN 28 million), corporate bonds (PEN 15 million) and real estate (PEN 7.6 million). In addition, Credicorp was successful in a lawsuit and won a claim related to the losses incurred during the 2008 crisis in connection to the Madoff scandal and recovered PEN 40.8 million in the 2Q14.

Such extraordinary items, as shown in the previous tables, accounted for a total net expense (after extraordinary income) of PEN 73 million in aggregate for the year 2014, which includes a net non-recurrent expense of PEN 130 million in the last Q which strongly affected 4Q14 reported results.

PEN million	4Q14	2013	2014
Net income	495.6	1,538.7	2,387.9
Adjusted Net income	625.8	1,987.2	2,460.9
Adjusted Net income excluding Mibanco	618.5	1,987.2	2,439.3

ROAE	14.5%	13.7%	18.5%
Adjusted ROAE	18.2%	17.3%	18.6%
Adjusted ROAE excluding Mibanco	19.1%	17.3%	19.1%

ROAA	1.5%	1.4%	1.9%
Adjusted ROAA	1.9%	1.8%	2.0%
Adjusted ROAA excluding Mibanco	2.1%	1.8%	2.0%

For convenience and to facilitate your analysis, in the previous charts we have also excluded the translation gains/losses of 2013 and 2014, and excluded the Mibanco operation and impact of this acquisition on the 2014 results to make these numbers comparable with the 2013 numbers -net of the extraordinary items of that year- isolating this way core business performance of both years to evaluate its evolution.

Therefore, excluding the net impact of extraordinary items, core business evolution showed an excellent performance, revealing recurrent net income for the 4Q of PEN 626 million, and PEN 2,461 million for the year 2014, and adjusted ROAE of 18.2% in 4Q and 18.6% for the full year. Furthermore, what becomes also evident in this chart is that despite the Mibanco acquisition and all related costs, Credicorp continues delivering a substantial ROAE, a fact that a) helps determine the small impact (approx. 1% of ROE) of the SME-business learning curve and general market slowdown on the total of Credicorp’s business, and b) helps quantify the real cost of the acquisition: a drop of 0.5% of ROE.

This performance was possible despite the persistent economic slowdown in the last Q of the year since total loans continued expanding and were up a significant 5.6% QoQ. On a yearly basis, the reported expansion reached a high 24.3%, growth that includes the non-organic expansion through the Mibanco acquisition, and the revaluation of the USD denominated portfolio which still accounts for close to 50% of the portfolio. Therefore, organic growth reaches about 15.4% per annum, and adjusting for the FX variation, real growth is closer to 12% for the year, which reveals a still dynamic portfolio given the slowdown in GDP expansion experienced in this period.

Given the mix of such portfolio expansion (concentrated in the low margin business, with the wholesale business explaining approximately 30% of the expansion), and the timing (disbursements towards the end of the Q), NII improved a significantly lower 1.5% QoQ, a fact that affected the NIM negatively, reporting a contraction of 10bps to 5.65% for the 4Q. For the full year, however, the NIM shows an excellent expansion of 60bps resulting from the price corrections introduced in the course of the year and good cost of funds management. Thus, NIM reached 5.7% vs. 5.1% in 2013. At this point it is important to point at the extremely proactive approach of the BCRP to provide the necessary liquidity to the financial system through low cost CBk instruments, and promote this way a de-dollarization process that is becoming evident. The availability of liquidity has allowed for the portfolios to grow according to demand and risk appetite without constraints and/or tangible pressure on margins.

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	Excluding MiBanco			Including MiBanco
Credicorp Ltd.	Quarter		% Change	Quarter			% Change		Year to date		% Change
PEN (000)	3Q14	4Q14	QoQ	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Net Interest income	1,513,111	1,545,123	2.1%	1,319,422	1,686,184	1,711,398	1.5%	29.7%	4,964,551	6,409,805	29.1%
Net provisions for loan losses	(330,398)	(361,027)	9.3%	(348,981)	(433,219)	(437,258)	0.9%	25.3%	(1,238,279)	(1,715,809)	38.6%
Net interest income after net provisions for loan losses	1,182,712	1,184,096	0.1%	970,441	1,252,965	1,274,140	1.7%	31.3%	3,726,272	4,693,996	26.0%
Non financial income	869,150	851,675	-2.0%	796,419	881,287	865,920	-1.7%	8.7%	2,982,225	3,505,209	17.5%
Insurance services technical result	117,638	103,992	-11.6%	102,806	117,638	103,992	-11.6%	1.2%	383,871	422,898	10.2%
Medical Services Technical Result	28,813	23,467	-18.6%	12,990	28,813	23,467	-18.6%	80.7%	64,147	98,232	53.1%
Operating expenses	(1,235,614)	(1,373,334)	11.1%	(1,261,806)	(1,349,566)	(1,524,644)	13.0%	20.8%	(4,537,272)	(5,331,188)	17.5%
Operating income	962,699	789,896	-17.9%	620,850	931,137	742,875	-20.2%	19.7%	2,619,243	3,389,147	29.4%
Core operating income	995,507	855,387	-14.1%	649,607	984,298	874,250	-11.2%	34.6%	2,846,566	3,466,469	21.8%
Non core operating income	(32,808)	(65,491)	99.6%	(28,757)	(53,161)	(131,376)	147.1%	356.8%	(227,323)	(77,321)	-66.0%
Translation results	2,478	(1,975)	-179.7%	(13,564)	2,603	(1,751)	-167.3%	-87.1%	(284,072)	430	-100.2%
Income taxes	(286,006)	(264,028)	-7.7%	(188,448)	(275,364)	(257,220)	-6.6%	36.5%	(777,630)	(968,333)	24.5%
Net income	679,171	523,893	-22.9%	418,838	658,376	483,903	-26.5%	15.5%	1,557,541	2,421,245	55.5%
Minority Interest	12,941	(11,703)	-190.4%	(3,536)	12,941	(11,703)	-190.4%	231.0%	18,832	33,394	77.3%
Net income attributed to Credicorp	666,230	535,596	-19.6%	422,374	645,435	495,606	-23.2%	17.3%	1,538,709	2,387,851	55.2%
Net income / share (S/.)	8.35	6.71	-19.6%	5.30	8.09	6.21	-23.2%	17.3%	19.29	29.94	55.2%
Total loans	71,448,819	75,708,871	6.0%	64,294,241	75,680,558	79,889,948	5.6%	24.3%	64,294,241	79,889,948	24.3%
Deposits and obligations	71,232,545	73,167,695	2.7%	68,431,226	74,863,232	77,160,494	3.1%	12.8%	68,431,226	77,160,494	12.8%
Net shareholders' equity	12,599,399	13,211,594	4.9%	11,831,512	13,414,052	13,979,455	4.2%	18.2%	11,831,512	13,979,455	18.2%
Net interest margin	5.41%	5.49%		5.16%	5.75%	5.65%			5.11%	5.68%
Efficiency ratio	40.4%	41.7%		43.7%	41.5%	43.3%			43.3%	42.4%
Return on average shareholders' equity	21.7%	17.0%		14.6%	19.7%	14.5%			13.7%	18.5%
Return on average total assets	2.2%	1.7%		1.5%	2.0%	1.5%			1.4%	1.9%
PDL ratio	2.33%	2.27%		2.24%	2.59%	2.51%			2.24%	2.51%
PDL over 90 days (1)	1.70%	1.67%		1.53%	1.70%	1.67%			1.53%	1.67%
NPL ratio (2)	2.93%	3.03%		2.81%	3.26%	3.33%			2.81%	3.33%
Annualized net provisions / Total loans	1.85%	1.91%		2.17%	2.29%	2.19%			1.93%	2.15%
Coverage of PDLs	154.8%	158.7%		157.5%	161.5%	164.7%			157.5%	164.7%
Coverage of NPLs	123.3%	118.8%		125.1%	128.3%	124.5%			125.1%	124.5%
Employees	28,443	28,646		27,638	32,162	32,313			27,638	32,313

(1) PDL 90 days for BCP without Mibanco.

(2) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

The following table shows the Net Interest Margin’s breakdown and explains the individual contributions to the margin by Credicorp’s subsidiaries:

NIM Breakdown	4Q14
PEN (000)	BCP Cons.	ASB	Pacífico	Others (1)	Credicorp
Average IEA	108,568,968	5,678,760	5,705,239	1,136,891	121,089,865
% Total IEA Credicorp	90%	5%	5%	1%	100%

NII for 4Q14 (Annualized)	6,447,222	123,276	263,797	11,296	6,845,592
% Total NII Credicorp	94%	2%	4%	0%	100%

NIM for 4Q14	5.94%	2.17%	4.62%	0.99%	5.65%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Others include Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation.

Provisions for loan losses continued its improving trend, expanding less than net interest income and resulting in a further drop in cost of risk to 2.2% from 2.3% in the previous Q. The latter is also reflected in an improved PDL ratio of 2.51% down from 2.59%, as the improvement in PDL ratios was recorded in basically all business lines. On a yearly basis, provisions do reflect the higher cost of risk assumed this year which lifted to a peak in 2Q, and accumulated for 2014 a total of 2.15% of total portfolio vs. 1.93% in 2013. It is worthwhile to point out that Mibanco accounts for basically all (21 of 22 bps) of the incremental cost of risk in the full year.

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The following tables show the decomposition of the PDL ratio:

Sep 14 – Dec 14

Dec 13 – Dec 14

Fee income expanded +11.5% for the Q, explained by increased lending and commercial activity, better capital markets business and good asset management business, while Gains of FX-transactions expanded also +14.5% helped by the increase in the volatility of the PEN/USD exchange rate. However, Gains on the sale of securities were down for the Q given a substantial impairment on Credicorp’s investment in the Chilean capital markets-operation as well as a more difficult and volatile market environment. On a yearly basis, non-financial income as a whole expands +17.5%, with all elements showing a strong expansion on the overall.

The Insurance business has gone and continues going through a revision of its business and cost structures and has been able to report significant progress in cost management as well as premium adjustments. Nevertheless, and given the process it is undergoing, results were affected by provision reversals, income deferrals, extraordinary gains and others, generating some volatility in reported results. As part of such process, it reported a QoQ drop in technical results for both the insurance business and the Medical services in the 4Q. However, on an YTD performance, the significant improvement of the business results is evident, with a 10% improvement in insurance services technical results for the year and 53% improvement in medical services result. Consequently, contribution to Credicorp’s bottom line though slightly lower QoQ, improved substantially when comparing year end totals, reaching an 84% higher bottom line contribution in 2014 vs 2013.

Operating expenses showed in 4Q the traditional seasonal increase, however significant one-off expenses related to: (i) the acquisition of Mibanco, (ii) the re-focus in business strategy and (iii) market valuations of recent acquisitions affected Credicorp’s operating expenses especially in the 4Q. Therefore, QoQ expansion of operating expenses reached 13%, and a cumulative 17.5% for the year. Nevertheless, most of these costs are non-recurrent and do not affect the efficiency ratios which showed only the impact of seasonality and moved from 41.5% to 43.3% for the Q. Despite this QoQ regression in the efficiency ratio, in the aggregate year, income generation was superior and the sought efficiency improvement for the year was achieved and represented a reduction of 1% in the efficiency ratio.

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	BCP Cons	Prima	ASB	PGA	Credicorp Capital	Others (1)	Credicorp

3Q14	44.9%	41.7%	24.3%	20.2%	107.9%	18.6%	41.5%
4Q14	48.0%	45.6%	27.3%	18.7%	107.5%	51.9%	43.3%

Var 4Q14/3Q14	+310 bps	+390 bps	+300 bps	-150 bps	-40 bps	-	+180 bps

(1) Others include Grupo Credito and Eliminations for consolidations.

	BCP Cons	Prima	ASB	PGA	Credicorp Capital	Others(1)	Credicorp

2013	47.8%	46.6%	20.3%	20.3%	110.7%	13.7%	43.3%
2014	46.6%	43.0%	24.1%	19.4%	106.4%	24.8%	42.4%

Var 2014/2013	-120 bps	-360 bps	+380 bps	-90 bps	-430 bps	-	-90 bps

(1) Others include Grupo Credito and Eliminations for consolidations.

As already mentioned, the non-recurrent one-off expenses were partially compensated by also non-recurrent gains (such as those generated by the sale of shares or other assets) leading to a total negative impact at the operating level of PEN 77.3 million which reduces the overall improvement in the operating results of Credicorp. Consequently, operating income for Credicorp dropped 20.2% QoQ, but improved 29.4% for the year end results.

Though the small open US Dollar position held in the balance sheet has today little impact through translation results, the recent change in the corporate tax rates from which we will benefit in the future, did generate an initial reversal of tax credits that resulted in an increase in tax provisions for 2014.

All in all, despite a solid core business performance, all the different and significant extraordinary costs that affected Credicorp´s 4Q prevented Credicorp from reporting a ROAE for that period that is a true reflection of its profitable business, as reflected by the reported 14.5% ROAE for 4Q and 18.5% ROAE for the year. However, excluding the impact of one-off items (income & expenses) incurred throughout the year and especially this 4Q14, ROAE improves significantly to 18.2% for the 4Q, but only marginally to 18.6% for the year, since most extraordinary items get netted out in the course of the year. It is only excluding the Mibanco operation as a whole of the total results, that ROAE for the full year returns to above 19.1%, which only means that the Mibanco acquisition this year has had a cost to Credicorp of less than 1% in profitability, which is a small cost to incur for having acquired what has become the 5th largest financial institution in the Peruvian financial system, specialized in the most attractive and fastest growing segment, the low SME-Pyme & Micro-lending sectors.

Subsequent Events

Though closed and announced publicly after the close of the year 2014, the following two events were discussed & negotiated before the end of the year as part of the strategies implemented to strengthen the business.

Joint Venture with Banmedica

Teaming up in a 50/50 Joint Venture for the medical healthcare & insurance business with the leader in the Andean region was the result of careful business evaluation and long negotiations.

The partnership reflects Credicorp’s strategy to capitalize on Pacifico’s in-depth knowledge of the Peruvian market, and Banmedica’s extensive know-how and successful experience in the health care business.

Credicorp had been exploring opportunities to develop associations and/or joint ventures with regional leaders in these businesses. Banmedica was since identified as a sophisticated and important player in the Latin American market and is therefore a valuable partner for our strategy to offer increasingly higher standards of quality service and efficiency, satisfying the growing demand for health services and insurance nationwide.

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Banmedica acquires the 50% share of the referred business through the contribution of its Peruvian assets (a High-end Clinic and Laboratory network) plus a cash portion of US$ 57 million, an amount that will be used to fund future joint operations in the healthcare market of Peru. This transaction, closed on January 1st of 2015.

We view this partnership as a milestone in the development of the insurance and health-care business in Peru and believe it adds value to the corporation, more so in light of our future plans to capture the growth potential of this business segment.

Re-allocation of the BCI shares from BCP to Credicorp

Through a public market transaction at the Stock Exchange of Chile, approx. 4.24 million shares of Banco de Credito e Inversiones de Chile (BCI) held by BCP through its subsidiary in Chile were transferred to Credicorp Ltd. for a price of US$ 188.94 million. The sole purpose of this transaction was to realize and capitalize the gain on this investment at BCP to re-enforce capital, and at the same time, also improve the capitalization ratios of BCP eliminating an investment that has to be deducted from BCP’s capital base. As a result of this transaction, BCP’s Common Equity Tier 1 ratio based on the application of fully compliant Basel III regulations, improves 47 bps from 7.45% to 7.92%, of which 46 bps stem from the capitalized gain from the sale and 11 bps from freed up capital.

This is no doubt a move to improve capital allocation within the Credicorp group to achieve the most efficient use of capital.

Credicorp – The Sum of Its Parts

In 4Q, BCP maintained the excellent dynamism posted last quarter, as is evident in the growth registered for core business elements including loans (+4.4% QoQ), fee income (+8% QoQ) and gains on foreign exchange transactions (+11.1% QoQ). Nevertheless, net income totaled PEN 451.8 million, which represented a drop of -22.9% with regard to last quarter. As extensively explained in the previous section, this decline was primarily attributable to non-recurring expenses this quarter for PEN 74.1 million due to the acquisition of Mibanco, the amortization of the Edyficar Brand, and higher provisions for income tax. The aforementioned translated into an ROAE of 18.6% (vs. 25.4% in 3Q). If we exclude extraordinary effect, ROAE situates at 21.4%.

In terms of operating efficiency, seasonal effects explain the increase in the efficiency ratio, which went from 44.9% in 3Q14 to 48.0% in 4Q14. Nevertheless, in 2014 the efficiency ratio was situated at 46.6% (vs. 47.7% in 2013) due to the efficiency program.

In annual accumulated terms BCP reported net income of PEN 1,949 million, which represents a 54.7% increase with regard to 2013’s figure. In this context, ROAE was 21.4% (vs. 16.4% in 2013). Better performance in 2014 was reflected in: (i) +30.8% growth in net interest income and (ii) a +16.3% increase in non-financial income due to higher fee income, gains on foreign exchange transactions and gains on sales of securities.

NIM increased from 5.26% in 2013 to 5.93% in 2014. This was due, in large part, to (i) the acquisition of Mibanco, (ii) growth in Retail Banking and (iii) growth in the local currency portfolio, where margins are better, and not to underestimate: a better funding management.

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Earnings contribution to Credicorp	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec-13	Dec-14	Sep 14 / Sep 13
Banco de Crédito BCP (1)	392,306	572,056	441,223	-22.9%	12.5%	1,246,173	1,903,158	52.7%
BCB (2)	12,488	17,418	14,568	-16.4%	16.7%	46,588	66,483	42.7%
Edyficar (3)	27,606	19,643	(3,691)	-118.8%	-113.4%	93,788	75,559	-19.4%
Pacifico Grupo Asegurador	13,184	60,031	54,890	-8.6%	316.3%	108,478	199,270	83.7%
Atlantic Security Bank	34,042	28,112	21,616	-23.1%	-36.5%	137,726	159,441	15.8%
Prima	34,146	37,363	37,086	-0.7%	8.6%	138,042	153,362	11.1%
Credicorp Capital (4)	(32,452)	11,308	(53,875)	-576.5%	66.0%	(9,131)	(14,139)	54.8%
Credicorp Ltd. (5)	5,447	(48,106)	532	-101.1%	-90.2%	(40,544)	27,594	-168.1%
Others (6)	(24,299)	(15,330)	(5,865)	-61.7%	-75.9%	(42,036)	(40,835)	-2.9%
Net income attributable to Credicorp	422,374	645,435	495,606	-23.2%	17.3%	1,538,708	2,387,851	55.2%

(1) Includes Banco de Crédito de Bolivia, Edyficar and Mibanco.

(2)The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly).

(3) Includes investment in Mibanco.

(4) Includes Credicorp Inv, which includes IM Trust, Credicorp Capital Individual, Credicorp Capital Colombia and CSI; and Credicorp Capital Peru which includes Credicorp Capital Bolsa, Credicorp Capital Fondos and Credicorp Capital Titulizadora.

(5) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level. Also, at 3T14, includes other expenses related to the valuation of derivatives in Credicorp Capital associated to the acdquisition of Correval and IMTrust.

(6) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

Atlantic Security Bank (ASB) reported net income of US$7.4 million with an ROAE of 13.5% in 4Q14, which falls below the figure reported in 3Q14 (US$9.7 million) due to a drop in the value of investments in the proprietary portfolio, which was in turn associated with market volatility in the last months of 2014. The majority of these investments (bonds) are linked to the energy sector and to Brazilian businesses that have been adversely affected by the Petrobras Contratistas scandal. Nevertheless, ASB’s contribution to Credicorp’s annual results totaled US$ 56.6 million. This represents annual expansion of 11.6% and an improvement in the ROAE, which was situated at 27.4%.

Interest-earning assets increased US$38 million QoQ, which was due primarily to a 6.1% increase in loans. Investments fell US$11 million due to a variation in the value of proprietary positions.

Finally, deposits reflect an increase of US$63 million QoQ to total US$1,613 million in 4Q14 due to the Treasury Division’s efforts to retain and capture new deposits through fidelity campaigns.

BCP Bolivia reported net income of PEN 14.9 million (-16.4% QoQ), which was due primarily to an increase in net provisions for loan losses, to the expenses growth in information security projects, and the fact that the tax of sales of foreign currency (IVME) increased this quarter. This was offset by higher non-financial income from foreign currency transactions (20.8% QoQ). Nevertheless, the YoY analysis reveals a +35.0% YoY increase in net income due to a drop in net provisions for loan losses (-37.6% YoY) and growth in net interest income (16.2% YoY); the latter helped reduce the impact of an increase in income tax (+169.3% YoY).

Edyficar continued to evolve in line with our forecasts and performed better than the local economy in general and the SME sector in particular. In 2014, we continued to lead the loan market for the microbusiness segment (17.44% share at the end of November 2014). It is important to note that Edyficar’s loan growth is higher than that of its competitors (+29.6% YoY) and its portfolio quality indicators were the only ones in the system to remain stable and, by sector standards, low (4.03%). At the end of November 2014, we brought 87,640 individuals into the banking system, which represents 18.9% of the total number of persons brought into the formal financial system nationwide.

Total loans were situated at PEN 3,450 million at the end of 4Q14 and net interest income grew 9.7% QoQ. These results (without including the effect of Mibanco) helped generate net income of PEN 36.7 million and a ROAE of 26.3%. Nevertheless, if we include the effects of Mibanco, net income was -PEN 3.8 million with a ROAE of -1.2%. This was attributable to non-recurring expenses for approximately PEN 41 million in 4Q14 that were related primarily to efforts to implement Edyficar’s business model in Mibanco and to capture synergies as part of the process to integrate both institutions (which is subject to SBS’s approval). To accompany growth and increase contact with our clients, we grew the number of branches YoY, which totaled 214 at the end of 4Q14.

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Pacifico Insurance Group reported net income before minority interest of PEN 57.7 million in 4Q14, which represents a 9.0% decline with regard to the PEN 62.3 million reported in 3Q14 but reflects growth of more than 5 times the PEN 11.8 million reported in 4Q13. This result shows significant improvement with regard to previous years. Nevertheless, a QoQ analysis still shows a degree of volatility in income due to extraordinary elements. In this context, the QoQ decline was due primarily to (i) a decrease in PPS’s underwriting result due to an increase in the loss ratio and the fact that no provisions were released for reinsurance uncollectibles, as was the case last quarter; and (ii) lower financial income given that in 3Q14, profit sharing was registered along with gains on sales of securities for ad hoc transactions that were not repeated in 4Q14. The aforementioned was offset, in part, by a decrease in income tax, higher miscellaneous income and an increase in the translation result.

In 4Q14, Prima AFP’s results remained stable and posted little expansion due to low economic growth in the country. Nonetheless, the company maintained its high profitability levels with net income of PEN 37.1 MM, which represents a return on equity of 26.2%. Income fell slightly below that posted in 3Q14 (-0.8%). This was due to the fact that Prima AFP chose not to participate in tenders for the exclusive right to capture new affiliates; registered a seasonal increase in expenses, mainly for marketing; and set aside provisions at year-end (deferral of income and taxes), which led to a decline in the operating result and subsequent net income that was slightly less than 37.1 million.

In accumulated terms, net income in 2014 increased 10.9% vs. 2013; nevertheless, ROE fell from 31.4% to 29.8% due to an increase in Net Shareholders’ Equity due to higher accumulated income this year.

Prima AFP’s funds under management totaled PEN 36,741 million, which translated into a high market share of 32.1% of total funds in the private pension system thanks to its good position in the profitability rankings.

Credicorp Capital posted a 25% QoQ increase in non-financial income due to higher income from consultancy services and important transactions for some of the main companies in the MILA region, which offset, in part, higher operating expenses this quarter (+28% vs. 3Q14). The aforementioned shows that the company has performed well despite the lag in economic activity in the country. Income before income tax and excluding extraordinary income totaled PEN 13.8 MM, which represents an increase of +21% QoQ.

In annual accumulated terms, Credicorp Capital’s net income excluding extraordinary income was PEN 53.9 million thanks to growth in non-financial income (+19%) and to a policy to control operating expenses. Nevertheless, these results were strongly affected by PEN 90.3 MM in extraordinary expenses following the impairment of goodwill due to the acquisition of operations in Chile, which led net income to drop to a level of - PEN 13.6 million.

The Credicorp Ltd. Line primarily includes provisions for income tax on dividends from BCP and other expenses at the holding level. The 4Q14’s results were positive because of the sale of the Intradevco shares in PEN 26 million; nevertheless, it is important to note that a loss of PEN 24 million, which was associated with interest expenses for adjustments to the valuation of Calls and Put in Credicorp Capital and the acquisition of IM Trust and Credicorp Capital Colombia, was reported this quarter.

The Others account mainly contains the results of Grupo Crédito, which is in charge of handling endeavors such as Tarjeta Naranja (which still accounts for the majority of losses reported given that operations were closed down) and the fiduciary business. In 4Q14, the results remained negative and registered losses for PEN 5.87 million.

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Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN (000)	Dec 13	Sep 14	Dec 14	Dec 14 / Sep 14	Dec 14 / Dec 13
Capital Stock	1,386,435	1,410,614	1,413,749	0.2%	2.0%
Legal and Other capital reserves (1)	8,115,309	9,303,397	9,316,314	0.1%	14.8%
Minority interest (2)	298,498	427,182	420,920	-1.5%	41.0%
Loan loss reserves (3)	904,000	1,102,385	1,144,288	3.8%	26.6%
Perpetual subordinated debt	635,863	722,500	746,500	3.3%	17.4%
Subordinated Debt	3,576,944	4,476,785	4,598,249	2.7%	28.6%
Investments in equity and subordinated debt of financial and insurance companies	(500,729)	(509,210)	(500,100)	-1.8%	-0.1%
Goodwill	(920,938)	(1,242,768)	(976,855)	-21.4%	6.1%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	13,495,381	15,690,887	16,163,065	3.0%	19.8%

Tier I (5)	8,017,505	9,131,803	9,423,143	3.2%	17.5%
Tier II (6) + Tier III (7)	5,477,876	6,559,083	6,739,922	2.8%	23.0%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	10,644,715	13,117,587	13,425,648	2.3%	26.1%
Insurance Consolidated Group (ICG) Capital Requirements	897,352	902,190	871,955	-3.4%	-2.8%
FCG Capital Requirements related to operations with ICG (8)	(169,081)	(163,420)	(137,255)	-16.0%	-18.8%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	11,372,986	13,856,358	14,160,347	2.2%	24.5%
Regulatory Capital Ratio (A) / (B)	1.19	1.13	1.14
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 8,071 million) and optional capital reserves (PEN 1,245 million).

(2) Minority interest includes Tier I (PEN 418.8 million) and Tier II (PEN 2.1 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

As the table indicates, in general terms Credicorp has maintained a comfortable capitalization level that is equivalent to 1.14 times the capital required by the Peruvian regulator. This ratio slightly increased above the figure reported at the end of 3Q14, mainly because regulatory capital grew at a higher rate (+3% QoQ) than regulatory capital requirements (+2.2% QoQ).The increase in regulatory capital resulted from a lower deduction of Goodwill due to the recognition of Mibanco’s brand as an intangible asset and an impairment at Credicorp Capital.

A YoY analysis, shows a reduction in the regulatory capital ratio (1.19 in 3Q14 vs. 1.14 in 4Q14) as a result of higher increase in capital requirements (+ 24.5% YoY) than in regulatory capital (+ 19.8% YoY). The increase in the former came from the Financial Consolidated Group and is mainly explained by an increase in Credit risk weighted assets at BCP; in line with BCP stand-alone loan growth of +16.8% YoY (measured in year-end balances and based on results in Peru GAAP).

Additionally, it is also important to note that TIER 1 represents 58.3% of Credicorp’s total regulatory capital (similar to 58.2% in 3Q14).

The table above also shows that the majority of the capital requirement (93.8%) is associated with its financial business, and in particular more than 70% of the group’s total regulatory capital requirement is concentrated in BCP.

Also, Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

Finally, Credicorp holds approximately PEN 1,351 million in liquid investments that can be used at any time to strengthen its regulatory capital, which involves a capital buffer of 10% which could increase the regulatory capital ratio to 1.24.

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II. Banco de Crédito del Peru Consolidated

Banco de Credito and Subsidiaries	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Net interest income	1,228,739	1,587,958	1,611,805	1.5%	31.2%	4,584,135	5,998,222	30.8%
Total provisions for loan loasses	(349,632)	(433,343)	(437,827)	1.0%	25.2%	(1,240,303)	(1,717,226)	38.5%
Net interest income after net provisions for loan losses	879,107	1,154,615	1,173,978	1.7%	33.5%	3,343,832	4,280,996	28.0%
Non financial income	630,682	688,818	719,814	4.5%	14.1%	2,287,857	2,661,871	16.3%
Operating expenses	(916,190)	(1,049,174)	(1,186,199)	13.1%	29.5%	(3,457,233)	(4,167,335)	20.5%
Operating income	593,599	794,259	707,593	-10.9%	19.2%	2,174,456	2,775,532	27.6%
Core operating income	593,599	794,259	707,593	-10.9%	19.2%	2,174,456	2,775,532	27.6%
Non core operating income	-	-	-	-	-	-	-	-
Translation results	(14,119)	13,066	11,449	-12.4%	-181.1%	(235,117)	21,370	-109.1%
Income taxes	(176,917)	(224,940)	(273,761)	21.7%	54.7%	(677,241)	(855,563)	26.3%
Net income	401,971	585,764	451,794	-22.9%	12.4%	1,259,996	1,948,755	54.7%
Net income / share (PEN)	0.09	0.12	0.10	-22.8%	12.5%	0.27	0.41	54.6%
Total loans	62,352,702	73,636,007	77,521,459	5.3%	24.3%	62,352,702	77,521,459	24.3%
Deposits and obligations	64,771,582	70,820,123	72,863,245	2.9%	12.5%	64,771,582	72,863,245	12.5%
Net shareholders' equity	8,306,919	9,513,534	9,930,296	4.4%	19.5%	8,306,919	9,930,296	19.5%
Net financial margin	5.41%	6.02%	5.94%			5.26%	5.93%
Efficiency ratio	46.9%	44.9%	48.0%			47.7%	46.6%
Return on average equity	19.8%	25.4%	18.6%			16.4%	21.4%
Return on average total assets	1.7%	2.1%	1.6%			1.3%	1.8%
PDL ratio	2.30%	2.66%	2.59%			2.30%	2.59%
NPL ratio (1)	2.90%	3.35%	3.43%			2.90%	2.59%
Coverage ratio of PDLs	157.6%	161.5%	164.7%			157.6%	164.7%
Coverage ratio of NPLs	125.2%	128.3%	124.6%			125.2%	124.6%
BIS ratio	14.46%	14.78%	14.45%			14.46%	14.45%
Branches (2)	637	784	811			637	811
Agentes (3)	5,870	7,954	8,517			5,870	8,517
ATMs (3)	2,337	2,504	2,545			2,337	2,545
Employees	22,657	27,555	27,750			22,657	27,750

(1) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

(2) Includes: BCP stand-alone, Edyficar, Mibanco and BCP Bolivia.

(3) Includes: BCP stand-alone, Mibanco and BCP Bolivia.

BCP consolidated reported net income of PEN 451.8 million in 4Q14, which represented a decrease of 22.9% with regard to 3Q14’s result. Although the bank has maintained last quarter’s momentum, as is evident in the growth posted in core business segments such as loans, net interest income, fee income and gains on foreign exchange transactions, the quarterly result was affected by seasonal factors relative to operating expenses and the fact that some non-recurring expenses were posted this quarter (as will be explained later in the text). The aforementioned translated into a ROAE of 18.6% and an ROAA of 1.6% (vs. 25.4% and 2.1% in 3Q14, respectively). In this context, operating efficiency was situated at 48% (vs. 44.9% en el 3T14); NIM at 5.94% (vs. 6.02% in 3Q14); and a PDL ratio of 2.59% (vs. 2.66% in 3Q14).

It is important to note that the non-recurring expenses that had the highest impact in 4Q were associated with Mibanco (PEN 35.1 million); the amortization of Edyficar (PEN 3.8 million); and an increase in income tax provisions due to an adjustment in the deferred income balance (PEN 34.4 million). In this context, net income excluding non-recurring expenses totaled PEN 522 million, which represents an ROAE of 21.4% and an ROAA of 1.8%.

The drop in net income in 4Q14 was due primarily to:

i)	Growth of +13.1% QoQ in operating expenses, which was mainly attributable to an increase in administrative expenses (+21.6% QoQ) due its seasonality in every 4Q relative to end-of-year marketing campaigns and expenses for consultancy services as well as non-recurring expenses (Other Expenses) related to the creation and capture of synergies with Mibanco, and costs associated with implementing Edyficar’s model in the new company.

ii)	More provisions for income tax (+21.7% QoQ) due to a one-time adjustment in the deferred tax balance following a reduction of expected tax credits resulting from the announced drop in income tax rates, which will fall progressively from 30% in 2014 to 26% from 2019, according to the economic measures adopted by the Central Government.

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iii)	A decrease in net gains on sales of securities (-83.9% QoQ) given that in the third quarter, significant gains were reported for sales of sovereign bonds.

The aforementioned was attenuated by:

i)	Growth of +1.5% QoQ in net interest income, which was attributable to higher interest income due to growth in average daily loan balances (+4.4% QoQ), which helped offset the increase in interest expenses.

ii)	The increase in fee income (+8% QoQ) and gains on foreign exchange transactions (+11.1% QoQ) due, in the first case, to higher transaction volumes and in the second case, to the fact that exchange rate volatility was relatively higher.

In terms of loans, the good momentum achieved last quarter was maintained in 4Q with expansion of +5.3% QoQ in quarter-end balances, and +4.4% in average daily balances. This quarter, 42% of the growth in average daily balances was attributable to Wholesale Banking, which posted a +5.5% expansion QoQ. Retail Banking, which grew +3.9% QoQ, accounted for 31% of the increase, while Edyficar and BCP Bolivia, which increased their loans +4.8% and +6.4% respectively, accounted for 8% of total growth in average daily balances. Finally, the appreciation of the US Dollar in 4Q14 was responsible for 19% of the QoQ growth of the loan book.

In terms of portfolio quality, the PDL ratio fell once again to situate at 2.59% (vs. 2.66% in 3Q), which represents the lowest level of 2014. This quarter, the non-performing loan ratio increased slightly to 3.43% (vs. 3.35% in 3Q) due to on-going efforts to refinance debt. Nevertheless, it is important to note that due to an operating error, an installment payment for a mid-term corporate loan was reported as past due loan (approximately US$15.7 million, equivalent to PEN 41.1 million) and was regularized in the first half of January. Without this operating error, the PDL ratio drops to 2.53% and the ratio for the non-performing portfolio falls to 3.37%. The aforementioned helped maintain the coverage ratio for the PDLs and NPLs at levels similar to last quarter’s (164.7% and 124.6%, respectively).

In terms of funding, the structure remained similar to that posted in 3Q with a share of 67% of deposits followed by due to banks and correspondents (12%), and bonds and subordinated debt (12%). Although the loan/deposit ratio (L/D) increased from 104% to 106.4% QoQ, this was primarily attributable to the fact that the Bank is using alternative sources of funding from BCRP, which helped keep the funding cost at 2.05% in 4Q14.

In terms of the net interest margin (NIM), this indicator fell slightly to 5.94% (vs. 6.02% in 3Q) due to higher growth in average interest earning assets (+2.9% QoQ) in comparison to the expansion in net interest income (+1.6% QoQ). This was in turn attributable to a significant increase in loans toward the end of the quarter. However, the interest income generated by these loans is not completely reflected in the NII for 4Q. Additionally, although to a lesser extent, Mibanco loans contracted this quarter, which led to a decrease in income from loan interest.

With regard to operating efficiency, the seasonality of administrative expenses explained the increase in the efficiency ratio, which went from 44.9% in 3Q14 to 48% in 4Q14.

Finally, in terms of capital ratios, although the BIS ratio fell slightly to 14.45% (vs. 14.78% in 3Q14), the Common Equity Tier 1 ratio increased from 7.20% to 7.45% QoQ. In the first case, the evolution was due to higher growth in risk-weighted assets - RWA (+3.8% QoQ) in comparison to the increase in regulatory capital (+1.4% QoQ). The most stringent capital ratio, Common Equity Tier 1, posted an improvement given that growth in the Common Equity Tier 1 ratio outpaced the expansion in RWA, which is in line with in the lower deduction of the investment in Mibanco.

2014’s result vs. 2013’s result

In annual terms, BCP consolidated posted net income of PEN 1,949 million. This represents an increase of 54.7% with regard to PEN1,260 million in 2013, which led to an ROAE of 21.4% and an ROAA of 1.8% (vs. 16.4% and 1.3% in 2013, respectively). Although 2014’s result was far higher than that of the previous year, which was hit hard by the devaluation of the Nuevo Sol, the real and full potential of the business is not yet reflected, particularly in BCP’s ROAE and ROAA, due to the effects of non-recurring expenses, which totaled PEN 110.8 million. As such, if we consider recurring income, BCP’s ROAE and ROAA situates at 21.8% and 1.9%, respectively.

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Better performance in 2014 was clearly reflected in +27.6% growth in operating income, which was due primarily to:

i)	+30.8% growth in net interest income; this was attributable to higher interest income, which was in line with a +21.5% expansion in average daily loan balances. This, coupled with the 1.1% increase in interest expenses, led to an NIM of 5.93%, which tops 2013’s level by 67 bps.

ii)	+16.3% expansion in non-financial income was attributable to an increase in fee income, gains on foreign exchange transactions and gains on sales of securities (which compares favorably with the loss posted in 2013 due to lower MtM of the investment portfolio).

The aforementioned helped offset:

i)	An increase in provisions for loan losses (+38.5%), which was due in large part to the difficulties faced in the SME and Mibanco portfolios.

ii)	+20.5% growth in operating expenses was mainly due to an increase in compensation and administrative expenses, which was in line not only with business growth and initiatives to re-engineer the SME Business model; but also with the incorporation of Mibanco, and mainly, non-recurring expenses due to efforts to generate and capture synergies and to implement Edyficar’s model in the new organization.

Despite a deceleration in growth in the Peruvian economy, BCP expanded its loan portfolio +24.3% in terms of year-end balances, and +21.5% in terms of average daily balances. Annual growth can be disaggregated as follows: 32% due to the excellent evolution of Wholesale Banking; 30% for the acquisition of Mibanco; 14% due to the recovery in Retail Banking, which was primarily evident in the second half of the year; 8% from Edyficar and BCP Bolivia; and finally, 16% due to the appreciation of the US Dollar in 2014, the latter due to the fact that 46% of loans are denominated in foreign currency.

With regard to portfolio quality, the PDL ratio fell again this quarter to situate at 2.59%, higher than the 2.3% of 2013. It is important to consider that the higher PDL ratio was mainly due to the impact of Mibanco, after the acquisition in March 2014. In the same context, the NPL ratio increased slightly to 2.59% (vs. 2.9% in 2013), impacted also by that the fact that efforts to refinance debt continued in 4Q. In the terms of coverage, the coverage levels for the PDLs and the NPLs reached 164.7% and 124.6%, respectively, similar levels of 2013’s.

The funding structure reflected considerable use of the alternative funding sources offered by BCRP in 2014, which helped reduce funding costs throughout the year. Within this structure, the share of deposits went from representing 72% of total funding to accounting for 68%; and BCRP instruments represented 4% of total funding. Due to banks and correspondents, and bonds and subordinated debt maintained similar shares of 12% and 17%, respectively at the end of 2014. The L/D ratio increased from 96.3% to 106.4%. This was due primarily to the use of BCRP’s alternative funding sources, which helped reduce the funding cost from 2.31% in 2013 to 2.07% in 2014.

The net interest margin (NIM) rose from 5.26% in 2013 to 5.93% in 2014. This was primarily attributable to (i) the acquisition of Mibanco; (ii) the alignment of Retail Banking’s pricing with the cost of risk of each business segment; and (iii) the higher growth in the local currency portfolio in general, which offers better margins. Additionally, the aforementioned decrease in funding costs also helped to NIM’s evolution in 2014.

Finally, in terms of operating efficiency, the efforts of BCP Stand-Alone’s efficiency program were reflected in the annual evolution of BCP Consolidated’s efficiency ratio, which fell from 47.7% in 2013 to 46.6% in 2014. Nevertheless, it is important to note that the results of the efficiency program dissipate somewhat in the consolidated result due, in large part, to the acquisition of Mibanco. In this context, the BCP stand-alone ratio fell from 47.1% in 2013 to 44.2% in 2014.

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II.1 Interest-Earning Assets

Interest-earning assets grew +1.9% QoQ and +18.3% YoY. This was due primarily to expansion in total loans (+5.3% QoQ and +24.3% YoY), which are the Bank’s most profitable assets. Loan growth reflects the dynamism of Wholesale Banking in 2014, and the fact that Retail Banking continued to recover. The positive evolution of loans offset the decline in Investments securities available for sale (-24.7% QoQ and +32.6% YoY), which was in line with a decrease in investment in Certificates of Deposit from BCRP and Peruvian Government Bonds.

Interest earning assets	Quarter			% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY
BCRP and other banks	17,792,481	19,529,988	20,399,786	4.5%	14.7%
Interbank funds	189,462	435,939	30,002	-93.1%	-84.2%
Trading securities	1,219,185	2,460,868	1,967,385	-20.1%	61.4%
Investments securities available for sale	10,433,313	9,336,182	7,027,752	-24.7%	-32.6%
Investments held to maturity	676,975	2,122,790	2,669,777	25.8%	294.4%
Total loans	62,352,702	73,636,007	77,521,459	5.3%	24.3%
Total interest earning assets	92,664,118	107,521,774	109,616,161	1.9%	18.3%

The analysis of the evolution of BCP’s interest-earning assets shows the impact of the good dynamic of total loans, which increased +5.3% QoQ in terms of quarter-end balances and +4.4% with regard to average daily balances. A close look at the increase in average daily balances shows that growth is primarily the product of the following factors:

i)	The excellent evolution of Wholesale Banking, which accounted for 42% of total loan growth.
ii)	More dynamism in the Retail Banking portfolio in the second half of the year, which was due to year-end campaigns (held every year), which generated 31% of the growth QoQ.
iii)	Solid growth in the portfolios of Edyficar and BCP Bolivia, which offset the slight decline in Mibanco’s portfolio QoQ. The increase in the portfolio of BCP’s subsidiaries generated an 8% of the total increase QoQ.
iv)	The +3.3% appreciation in the US Dollar against the Nuevo Sol in 4Q accounts for 19% of the increase in total loans. The aforementioned was due to the fact that 46% of the loan portfolio is denominated in foreign currency (FC).

Loans increased +24.3% YoY in terms of year-end balances while average daily balances expanded +21.5% due to:

i)	The solid evolution of the Wholesale Banking portfolio in 2014, which generated 32% of annual growth.
ii)	The acquisition of Mibanco, which on its own accounts for 30% of annual growth in total loans.
iii)	Retail Banking’s recovery in the second half of the year, which generated 14% of the annual increase posted by the portfolio. In this context, Retail Banking grew +9.5% in 2014, which tops the +9.3% expansion reported in 2013.
iv)	The evolution of the loan portfolio of BCP’s subsidiaries accounted for 8% of the YoY variation.
v)	The 6.7% appreciation of the US Dollar against the Nuevo Sol explains 16% of loan expansion in 2014.

Due to the aforementioned, BCP’s loan expansion, without including the effect of the acquisition of Mibanco and the appreciation of the US Dollar, was situated at +11.5% in 2014.

Deposits in BCRP and other banks reported an increase of +4.5% QoQ and 14.7% YoY. The quarterly evolution is due mainly to an increase in deposits in local and foreign banks while the YoY evolution is primarily attributable to an increase in restricted funds due to REPO transactions with BCRP in 2014.

The increase in Investments securities held to maturity (+25.8% QoQ and +294.4% YoY) is associated with a higher position held in Peruvian Government Bonds.

The aforementioned helped offset the -24.7% QoQ and -32.6% YoY decline in Investment securities available for sale due to a smaller position held in Certificates of Deposits from BCRP and Peruvian Government Bonds.

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Trading securities fell -20.1% QoQ due to a decrease in the position in Certificates of Deposits from BCRP, which was in line with a drop in yields on these instruments in 4Q14 and less investment in foreign government bonds (mainly in the United States, Colombia and Brazil) and corporate bonds.

Loan Portfolio

The figure below shows the evolution in 2014 of the quarter-end balances of loans as well as the average daily balances for each month. Both include the effect of the Mibanco portfolio from the end of 1Q14 and on:

Total Loans (PEN millon)

In 4Q14, the favorable evolution of the loan portfolio, measured in average daily balances, generated a +4.4% increase QoQ that was led by Wholesale Banking. Total loans, expressed in quarter-end balances, were situated at PEN 77,521 million, which represents growth of +5.3% QoQ.

It is important to note that higher growth in 4Q14 in quarter-end balances with regard to average daily balances is attributable to a peak in loans in December that was led by Corporate Banking loans to provide working capital in LC

Average Daily Balances

	TOTAL LOANS (1)
	(Expressed in million PEN)
	4Q13	3Q14	4Q14	QoQ	YoY
Wholesale Banking	29,052	32,704	34,459	5.4%	18.6%
Corporate	18,631	20,729	21,828	5.3%	17.2%
Middle-Market	10,422	11,975	12,631	5.5%	21.2%
Retail Banking	27,667	29,174	30,307	3.9%	9.5%
SME - Pyme	7,091	7,042	7,084	0.6%	-0.1%
SME - Business	2,646	2,835	3,184	12.3%	20.3%
Mortgage	9,636	10,555	10,951	3.8%	13.6%
Consumer	5,606	5,737	5,857	2.1%	4.5%
Credit Card	2,689	3,005	3,232	7.5%	20.2%
Edyficar	2,504	3,058	3,203	4.8%	27.9%
Bolivia	2,862	3,168	3,371	6.4%	17.8%
Mibanco	-	4,167	4,136	-0.7%	-
Ohers (2)	397	447	457	2.1%	15.0%

Consolidated total loans	62,482	72,718	75,932	4.4%	21.5%

(1) Average daily balance.

(2) Includes Work out unit, and other banking.

* For consolidation purposes, loans generated in FC are converted to LC.

Source: BCP.

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Wholesale Banking registered an increase of +5.4% QoQ and +18.6% YoY that was due to:

i)	Excellent dynamism in Corporate Banking (+5.3% QoQ and +17.2% YoY), which was in line with higher financing for working capital (mainly in LC); and

ii)	More financing for mid and long term financing in Middle-Market Banking (+5.5% QoQ and +21.2% YoY).

An analysis by currency indicates that both Corporate Banking and Middle-Market Banking reported excellent growth in their LC portfolios (+22% QoQ and +11.2% QoQ, respectively), which offset the decrease in their FC portfolio (-6% QoQ and -0.4% QoQ respectively). The aforementioned reflects the preference for LC loans, which was primarily attributable to volatility of the exchange rate in the last few quarters and better lending conditions in LC in a scenario of cuts in the reference rate and in legal reserve requirements.

The Retail Banking portfolio experienced growth of +3.9% QoQ and +9.5% YoY. This was due primarily to expansion in LC loans (+3.2% QoQ and +11.1% YoY), which was in line with growth in Mortgage, SME-Business and Credit Card loan segments. Expansion in 4Q14 demonstrates the sustained recovery of Retail Banking throughout the year, as it is reflected in the quarterly growth rates of +0.5% in 1Q, +1.4% in 2Q and +3.5% in 3Q. Variations in the evolution of business segments within Retail Banking were due to:

i)	The mortgage segment increased +3.8% QoQ, which was in line with growth in the LC portfolio (+3.7% QoQ) while the FC portfolio remained stable (+0.7% QoQ). The evolution of Mortgage Loans was attributable to the BCP’s 8th Home Show, which was held at the beginning of the Q.

The YoY evolution of the Mortgage Segment shows growth of +13.6%. This was attributable to a +22.3% increase in LC loans, which offset the -4.4% reduction in the FC portfolio. The aforementioned reflects the on-going de-dollarization process. In this context the LC portfolio represented 64.2% of total loans at the end of 4Q14, which tops the 59.7% registered in 4Q13.

ii)	The SME-Business segment grew +12.3% QoQ and +20.3% YoY. This was mainly attributable to the fact that the LC portfolio expanded +11.2% QoQ and +34.7% YoY due to financing campaigns at year-end and to seasonal factors that affect this segment.

iii)	The Credit Card segment increased +7.5% QoQ and +20.2% YoY, with larger growth in its LC portfolio (+7.5% QoQ and +21.1% YoY) vs. ME (+3.9% QoQ and +7.7% YoY). This growth is associated with on-going credit card campaigns (LAN pass program) throughout the year. It is important to note that this segment has recovered the growth levels of past years while improving portfolio quality. This was accomplished by applying adjustments in 2012 and 2013 to improve delinquency indicators.

iv)	The Consumer segment posted an increase of +2.1% QoQ, which tops the levels observed in the first half of the year (+1.8% in 1Q and +1.6% in 2Q). The aforementioned, coupled with the +3.3% expansion posted in 3Q, led to an increase of +4.5% YoY. If we analyze the evolution by currency, we see an increase of +1.5% QoQ and +2.1% YoY in the LC portfolio and +0.8% QoQ and 8% YoY in the FC portfolio. It is important to note that LC represents approximately 80% of the total loans in this segment while the FC portfolio is associated with special credit conditions for clients in the upper socio-economic classes.

v)	The SME-Pyme segment demonstrated slight growth of +0.6% QoQ that was attributable +0.8% QoQ expansion in the LC portfolio, which represented 90% of the total while the FC portfolio contracted -4.8%. The QoQ evolution reflects the risk strategy that has been implemented in the segment and in the Revolving SME-Pyme in particular, which strives to align clients’ funding with their flows.

The YoY analysis shows that the portfolio remained stable (-0.1%), which was due primarily to a drop in the FC portfolio (-13.9%). The aforementioned was due to factors observed in the first half of the year when the portfolio contracted -1.5% in 1Q and -0.9% in 2Q due to changes made in the business and risk models.

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With regard to BCP’s subsidiaries, it is important to note that:

i)	Edyficar’s portfolio, measured in average daily balances, experienced an increase of +4.8% QoQ and +27.9% YoY, going from PEN 2,504 million in 4Q13 to PEN 3,058 million in 3Q14 to PEN 3,203 in 4Q14. The aforementioned is in line with the increase in the sales force, which helped Edyficar bolster its market share, which went from 9.3% in 3Q to 9.7% in 4Q. It is important to note that Edyficar maintained good portfolio quality once again in 4Q, as is reflected in the stability of its PDL ratio, as we will explain later in this report.

ii)	BCP Bolivia’s loans posted a significant increase of +6.4% QoQ and +17.8% YoY due to expansion in the Retail Banking loan portfolio, which represents 60.9% of the total portfolio as we will explain later in this report.

iii)	In line with expectation, Mibanco registered a slight decline of -0.7% QoQ.

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Expressed in million PEN)					(Expressed in million USD)
	4Q13	3Q14	4Q14	QoQ	YoY	4Q13	3Q14	4Q14	QoQ	YoY
Wholesale Banking	7,730	10,307	12,191	18.3%	57.7%	7,647	7,878	7,570	-3.9%	-1.0%
Corporate	5,132	6,750	8,233	22.0%	60.4%	4,841	4,918	4,622	-6.0%	-4.5%
Middle-Market	2,598	3,558	3,958	11.2%	52.3%	2,806	2,960	2,948	-0.4%	5.1%
Retail Banking	19,646	21,162	21,834	3.2%	11.1%	2,877	2,817	2,880	2.2%	0.1%
SME - Pyme	6,319	6,330	6,383	0.8%	1.0%	277	250	238	-4.8%	-13.9%
SME - Business	717	868	965	11.2%	34.7%	692	691	754	9.1%	9.0%
Mortgage	5,751	6,779	7,033	3.7%	22.3%	1,393	1,328	1,332	0.3%	-4.4%
Consumer	4,493	4,521	4,589	1.5%	2.1%	399	427	431	0.8%	8.0%
Credit Card	2,366	2,664	2,865	7.5%	21.1%	116	120	125	3.9%	7.7%
Edyficar	2,477	3,033	3,179	4.8%	28.4%	10	9	8	-6.6%	-16.2%
Bolivia	-	-	-	-	-	1,026	1,114	1,146	2.8%	11.6%
Mibanco	-	3,622	3,609	-0.4%	-	-	192	179	-6.7%	-
Others (2)	149	142	124	-12.9%	-17.0%	89	107	113	5.5%	27.2%

Consolidated total loans	30,002	38,267	40,936	7.0%	36.4%	11,649	12,118	11,896	-1.8%	2.1%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Market Share in loans

At the end of November 2014, BCP consolidated continued to lead the market with a share of 33.4%, which tops its closest competitor’s result by more than 11%.

As of November 2014, Retail Banking maintained its leadership and market share in the majority of its business segments with the exception of Credit Cards, where it is ranked second. It is important to note that BCP’s market share in the SME-Pyme segment without Mibanco increased slightly (+0.1%) in September-November 2014. If we include Mibanco’s share, the figure stands at 35.9%.

Wholesale Banking continued to consolidate its market leadership by increasing its share in Corporate Banking and Middle-Market loans, going from 44.1% and 33.3% in September 2014, respectively, to 44.5% and 34.2% in December 2014, respectively.

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Dollarization

An analysis of the evolution of the dollarization of the loan portfolio, based on quarter-end balances, reveals that the share of FC loans in total loans continued to fall both QoQ and YoY, going from 51% in 4Q13 and 47% in 3Q14 to 45.4% in 4Q14.

The aforementioned is due to a process to de-dollarize loans, which was associated with an improvement in conditions for LC loans and the devaluation of the Nuevo Sol in 2013 and 2014. The quarterly evolution is primarily attributable to expansion in the LC portfolio, which was led by the Wholesale Banking portfolio and expansion in Corporate Banking loans in particular due to working capital financing.

Loan Dollarization

II. 2 Funding

The cost of funding at BCP remained stable QoQ, in line with (i) an increase in the share of core deposits; and (ii) a higher average balance in BCRP instruments, which offset a QoQ decrease in time deposits. The loan/deposit ratio went from 104% to 106.4% due to an increase in the pace of loan growth (+5.3% QoQ) vs. the pace of growth in deposits (+2.9% QoQ). The aforementioned reflects the trade-off made to increase the ratio and protect the funding cost.

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Funding	Quarter			% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY
Non-interest bearing deposits	17,237,075	18,154,245	19,400,289	6.9%	12.5%
Demand deposits	3,559,351	4,612,505	4,388,429	-4.9%	23.3%
Saving deposits	17,764,196	19,965,805	21,214,171	6.3%	19.4%
Time deposits	19,329,112	21,466,868	20,864,602	-2.8%	7.9%
Severance indemnity deposits (CTS)	6,682,125	6,390,609	6,763,832	5.8%	1.2%
Interest payable	199,723	230,093	231,922	0.8%	16.1%
Total customer deposits	64,771,582	70,820,125	72,863,245	2.9%	12.5%
					0.0%
Due to banks and correspondents	12,095,976	17,871,327	17,805,105	-0.4%	47.2%
Bonds and subordinated debt	11,564,737	12,644,297	12,891,764	2.0%	11.5%
Other liabilities	1,732,776	2,781,552	2,483,411	-10.7%	43.3%

Total funding	90,165,071	104,117,301	106,043,525	1.9%	17.6%

Cost of funding	2.23%	2.05%	2.05%

Funding Cost

BCP’s funding cost1 was situated at 2.05% in 4Q14, which is the same level that was reported in 3Q14 (2.05%). This result was associated primarily with higher growth in core deposits (Demand, Savings and CTS; +5.4% in 4Q vs. +1.1% in 3Q) and an increase in the average balance of BCRP instruments this quarter, which offer even lower costs than time deposits. The aforementioned offset the QoQ decrease in Time Deposits (-2.8% in 4Q vs. -7.9% in 3Q).

Additionally, with regard to the decrease in time deposits, it is important to note that the main QoQ decrease in this type of deposit was apparent in FC deposits, which offer lower rates (approx. -300 bps) in comparison to time deposits in LC.

An analysis of the funding structure reveals that the share of deposits in total funding remained relatively stable in 2011-2013, representing between 73% and 75% of total funding. Nevertheless, in 2014 the share of total deposits in total funding fell to 68.7%. The aforementioned is due to an increase in the share of alternative sources of funding in total funding, and in the share of BCRP instruments in particular, which have accompanied growth in LC loans and have helped BCP reduce its funding cost YoY.

Funding – Structure and Cost

1 Funding cost is calculated using the following formula:

*Average of period-beginning and period-ending balances.

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The total loan/deposit ratio (C/D) was situated at 106.4% in 4Q14, which is +240 bps higher than the level reported in 3Q14 (104%). This was due primarily to an increase in the pace of growth of total loans (+5.3% QoQ) vs. growth in total deposits (+2.9 QoQ). It is important to note that similar to previous quarters, this quarter BCP prioritized protecting the funding cost versus defending the L/D ratio, given that it preferred taking on BCRP instruments to attract necessary volumes rather than increasing the interest rates of time deposits in LC.

With regard to the L/D ratio per currency, LC’s ratio rose to 114.9%, which is +410 bps higher than the 110.8% posted in 3Q14, while FC’s ratio increased to 97.7%, which represents a growth of +50 bps with regard to the 97.2% % posted in 3Q14. The evolution of the ratio per currency reflects a larger increase in the LC portfolio. It is important to note that these ratios remain at reasonable levels and within the parameters set by the bank’s asset and liability management policy.

The figure below shows the evolution of the loan/deposit ratio by currency:

Loan to Deposit Ratio

Deposits

Total deposits expanded +2.9% QoQ, which was due primarily to +5.4% QoQ growth in core deposits (Demand, Savings and CTS). Additionally, the increase in savings and demand deposits was associated with Retail Banking and mainly in LC. This was in line with the campaigns conducted in this segment. In terms of CTS deposits increased +5.8% QoQ, which reflected the seasonality that affects the fourth quarter of every year given that CTS payments are made in November.

Time deposits, which are not considered core elements in BCP’s business, contracted -2.8% QoQ. This was due primarily to maturities and withdrawals in FC by corporate clients. It is important to note that this reduction is lower than that registered last quarter (-7.9%), which was primarily attributable to Mibanco’s deposits. In contrast to the scenario in 3Q14, Mibanco’s time deposits increased in line with the efforts to capture this product.

In annual terms, total deposits grew +12.5% YoY, which was due primarily to:

(i)	The acquisition of Mibanco and the subsequent consolidation of the deposits that this institution captures, this explains 50% of the annual growth;
(ii)	The increase in savings deposits (19.4% YoY) and demand deposits (+12.5 % YoY) in line with the campaigns conducted during the year in these segments, which generated a 20% increase this year; and
(iii)	The -6.8% devaluation of the Nuevo Sol, which accounts for the remaining 30%.

Other sources of funding

The decrease in other sources of funding (-0.4% QoQ) was due primarily to a drop in Other Liabilities (-10.7% QoQ), which was associated to fewer operations pending to be settled for the purchase of sovereign papers and CDs compared to 3Q14. This decline was also due, to a lesser extent, to a drop in the level of correspondent banks (-0.4% QoQ) that was mainly associated with a decrease in debt levels with BCRP with regard to last quarter, which was due to payment of Repo and Swap transactions at the end of the period.

20

The aforementioned was offset by an increase in Bonds and Subordinated Debt (+2%), due to an increase in the variation of the exchange rate applied to the bond base in US Dollars.

In annual terms, the evolution of the due to banks and correspondents was also noteworthy (+47.2% YoY). The aforementioned was primarily attributable to the increase in Repo and Swap transactions with BCRP. This was in line with an increase in the supply of this type of transactions throughout the year, whose objective is to inject liquidity and attenuate exchange rate volatility. It is important to note that this type of transaction has helped the bank improve its funding cost, particularly because they are exempt from the implicit cost of legal reserve requirements, which decreases their cost especially in comparison to that of time deposits.

The increase in bonds and subordinated debt (+11.5% YoY) was due to a move to reopen the subordinated note 2027 for US$ 200 million (equivalent to PEN 597.2 million) as well as to an increase in the variation of the exchange rate applied to the bond base in US Dollars.

Market Share in Deposits

At the end of November 2014, BCP held fast to its traditional leadership in deposits with a market share of 34.6%2. In line with this, the bank continued to lead in terms of different deposit types both in LC and FC.

Market share by type of deposit and currency

Type of deposit	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.7%	39.0%	25.9%	38.2%
FC	25.9%	38.8%	33.9%	49.5%

LC: Local Currency.

FC: Foreign Currency.

Deposit Dollarization

The LC’s share of deposits in total deposits increased from 49.7% at the end of 3Q14 to 50.5% at the end of 4Q14 due to a growth in core deposits. The YoY evolution reveals a process of de-dollarization that registers a decrease of -100 bps in the share of FC deposits.

Deposits Dolarization

2 Includes Mibanco’s market share.

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Mutual Funds

Mutual funds in Credicorp Capital Fondos Peru grew +6.2% QoQ, mainly due to an increase in the number of clients, which totaled 102,970 (+3.3% QoQ) at the end of 4Q14. The aforementioned is associated with new strategies that give more clients access to higher yield products by lowering the threshold for minimum investment. The aforementioned allowed Credicorp Capital Fondos to maintain market leadership and increase its market share to 42.7% in terms of FuMs.

In the YoY comparison, FuMs of Credicorp Capital Fondos Peru registered growth of +19.8%. This was due primarily to the fact that at the end of 2013, more volatility was reported in the financial markets in anticipation of a move by the Federal Reserve to cut off its stimulus program; concerns about lower-than-expected results in China; and the evolution of the local market, which prompted affiliates to recover their balances.

In 4Q14, Credifondo Bolivia completed commercial transactions with strategic clients and took advantage of high liquidity levels in the Bolivian financial system to achieve a significant increase in its portfolio under management (+34.1% QoQ, +25.8% YoY) and in market share.

Mutual funds	Quarter			Change %
PEN 000	4Q13	3Q14	4Q14	QoQ	YoY
Mutual funds in Peru	6,682,831	7,540,063	8,008,149	6.2%	19.8%
Mutual funds in Bolivia	199,001	186,658	250,354	34.1%	25.8%
Total mutual funds	6,881,832	7,726,721	8,258,503	6.9%	20.0%

II.3 Net Interest Income (NII)

BCP Consolidated NII grew +1.5% QoQ and +31.2% YoY due to higher interest income following loan growth. The slight growth posted QoQ in NII in comparison to the larger increase in average interest-earning assets (+2.9% QoQ) led to a drop in NIM, which went from 6.02% at the end of 3Q14 to 5.94% in 4Q14.

Net interest income	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Interest income	1,724,983	2,110,370	2,151,241	1.9%	24.7%	6,596,712	8,033,208	21.8%
Interest on loans	1,621,511	1,992,142	2,033,071	2.1%	25.4%	6,075,221	7,547,978	24.2%
Interest and dividends on investments	-	-	-	-	-	18,124	25,576	41.1%
Interest on deposits with banks	16,729	13,181	7,947	-39.7%	-52.5%	88,487	46,538	-47.4%
Interest on trading securities	85,212	101,026	97,163	-3.8%	14.0%	408,206	390,353	-4.4%
Other interest income	1,531	4,021	13,060	224.8%	753.0%	6,674	22,763	241.1%
Interest expense	496,244	522,412	539,436	3.3%	8.7%	2,012,577	2,034,986	1.1%
Interest on deposits	160,472	200,523	202,077	0.8%	25.9%	730,108	731,556	0.2%
Interest on due to banks and correspondents	100,594	135,408	151,526	11.9%	50.6%	389,189	516,927	32.8%
Interest on bonds and subordinated note	180,088	161,380	159,547	-1.1%	-11.4%	688,691	640,442	-7.0%
Other interest expense	55,090	25,101	26,286	4.7%	-52.3%	204,589	146,061	-28.6%
Net interest income	1,228,739	1,587,958	1,611,805	1.5%	31.2%	4,584,135	5,998,222	30.8%

Average interest earning assets	90,780,766	105,482,495	108,568,968	2.9%	19.6%	87,128,667	101,140,140	16.1%
Net interest margin *	5.41%	6.02%	5.94%			5.26%	5.93%

*Annualized.

Interest Income

Interest income increased slightly by +1.9% QoQ, which was due to a slight increase in interest income on loans (+2.1% QoQ) due to the fact that most of the quarterly loan growth was registered at the end of the quarter. As such, the flow in interest income affected, at the most, one month of the period and not the entire quarter.

Growth in interest income on loans was primarily due to +4.4% expansion QoQ of total loans measured in average daily balances that was led by dynamism in Wholesale Banking and Retail Banking, as was explained in the section on loans. Mibanco reported a reduction in interest income on loans this quarter, which was in line with expectations and due to a contraction in its loan portfolio.

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Other interest income posted an increase of +224.8% QoQ that was due primarily to a revaluation of derivative instruments and an appreciation of +3.32% QoQ in the US Dollar with regard to the Nuevo Sol.

The aforementioned was attenuated by i) a decrease in interest income on deposits in other banks (-39.7% QoQ), which was due to a drop in the volume of interbank deposits; and ii) a -3.8% QoQ decrease in interest income from securities and others due to less investment in BCRP Certificates of Deposits and in Bonds.

In the YoY analysis, BCP’s interest income grew +24.7% YoY due to higher income from loans (+25.4% YoY) due to portfolio growth in different banking segments (including the acquisition of Mibanco).

In accumulated terms, interest income in 2014 grew +30.8% with regard to 2013, mainly due to higher interest income on loans in 2014, which translated into growth of +24.2%. Different derivative instruments reported favorable annual yields, which boosted Other Interest Income by +241.1%.

Interest Expenses

Interest expenses increased +3.3% QoQ due mainly to interest expenses on due to banks (+11.9% QoQ), which was attributable to a higher average balance this quarter for REPO transactions with BCRP to improve liquidity levels in local currency.

More interest expenses on deposits (+0.8% QoQ), which was in line with the increase in savings deposits (+6.3% QoQ) and in CTS (Compensation for time of service) (+5.8% QoQ), which is a source of low funding cost. As explained in the section on funding, BCP’s share of deposits in local currency increased, going from 49.7% to 50.5%. This generated higher expenses for interest on deposits given that the interest rates in LC are higher.

The aforementioned was offset by the -1.1% QoQ decrease in interest expenses for bonds and subordinated notes, which was due to lower expenses related to swaps for covered bonds. As we have said in past quarters, fixed rates were changed to variable rates and variable rates fell in 4Q.

In the YoY analysis, BCP’s interest expenses increased +8.7% due to higher expenses for interest on due to banks and correspondents (+50.6% YoY) and on deposits (+25.9% YoY). This increase also includes the effect of including Mibanco’s interest expenses as of 2Q14.

In accumulated terms, expenses held at basically the same level as in 2013, growing only +1.1%. The slight increase was due to higher interest expenses on due to banks (+32.8%) mainly due to transactions with BCRP and due to banks with other financial institutions in the country, as well as, the use of derivatives for coverage purposes.

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NIM3

The global NIM situated at 5.94% in 4Q14, which represents a decline with regard to the figure reported in 3Q14 (6.02%). The aforementioned was due to slight growth in net interest income (+1.5% QoQ) in comparison to higher growth in average interest-earning assets (+2.9% QoQ). It is important to note that in the second half of the year loans tend to increase due to seasonal campaigns and rebound in the last month of the year. This leads to i) a higher average of interest-earning assets in 4Q14 with regard to other quarters, while ii) interest income on loans is only collected in the last month of the quarter, which means that the real interest income flow of the loan book is not entirely visualized in 4Q14. The aforementioned explains the loan NIM, which dropped from 9.01% in 3Q14 to 8.77% at in 4Q14.

In 4Q14, Edyficar and Mibanco were the subsidiaries that continued to post better NIM levels (16.25% and 11.82% at the end of 4Q14, respectively) due to the fact that these businesses offer better margins. Nevertheless, BCP Stand Alone accounted for the largest share of total interest income and average interest-earning assets.

The NIM for 2014 improved 67 bps, going from 5.26% (2013) to 5.93% (2014). This was due primarily to higher interest incomes (+21.8%) and minor growth in interest expenses (1.1%). The effect of Mibanco’s assets and income in 2014 is included.

The following chart shows the interest margins for each of BCP’s main subsidiaries:

BCP
NIM Breakdown	BCP Stand-alone	Edyficar	Mibanco	BCP Bolivia	Others (1)	BCP Cons.

NIM for 3Q14	5.05%	15.42%	12.20%	4.73%	-0.81%	6.02%

NIM for 4Q14	5.00%	16.25%	11.82%	4.54%	-1.06%	5.94%

NIM for 2013	4.63%	18.97%	0.00%	4.66%	-3.18%	5.26%

NIM for 2014	5.00%	16.89%	8.94%	4.49%	-1.09%	5.93%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Others include Financiera Solucion and Eliminations for consolidation.

3 NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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II.4 Past-Due-Loan and Net Provisions on Loan Losses

The PDL ratio fell 7 bps and situated at 2.59%, which reflects the improvement in the quality of the loan book and its better dynamism. The PDL of 4Q represented the lowest level registered in 2014.

Provision for loan losses	Quarter			% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY
Provisions	(390,276)	(486,522)	(494,244)	1.6%	26.6%
Loan loss recoveries	40,643	53,179	56,417	6.1%	38.8%
Net provisions, for loan losses	(349,633)	(433,343)	(437,827)	1.0%	25.2%
Annualized net provisions / Total loans	2.2%	2.4%	2.3%	-	-
Net Provisions / Net Interest Income	28.5%	27.3%	27.2%	-	-
Total loans	62,352,702	73,636,007	77,521,459	5.3%	24.3%
Reserve for loan losses (RLL)	2,261,892	3,167,014	3,307,250	4.4%	46.2%
Charge-Off amount	340,346	420,715	413,010	-1.8%	21.3%
Past due loans (PDL)	1,435,704	1,960,466	2,007,577	2.4%	39.8%
Non-performing loans (NPLs)	1,807,318	2,467,540	2,655,255	7.6%	46.9%
PDL ratio at 90 days *	1.53%	1.89%	1.84%
PDL ratio	2.30%	2.66%	2.59%
NPL ratio	2.90%	3.35%	3.43%
Coverage of PDLs	157.5%	161.5%	164.7%
Coverage of NPLs	125.2%	128.3%	124.6%

* From this quarter MiBanco's portfolio is included in the calculation

Provisions

Net provisions for loan losses posted a slight 1.0% increase QoQ to situate at 437.8 million in 4Q14. This was due to an increase in PDLs in some segments, which were adversely affected by i) low economic growth; ii) volatility in the exchange rate in the second half of 2014; and iii) due to an operating error in the PDL ledger, which will be explained later in the report. Nevertheless, it is important to note that expenses for net provisions for loan losses represented 27.2% of NII, which is slightly higher than the 27.3% posted in 3Q14, and 2.3% of total loans, which also falls below the 2.4% registered in 3Q14.

The stock of provisions increased +4.4% QoQ due to a small increase in expenses for net provisions for loan losses (+1.0% QoQ) and the -1.8% QoQ increase in charge-offs after the peak registered in 3Q14 (+11.7% QoQ).

The PDL coverage ratio improved QoQ, going from 161.5% in 3Q14 to 164.7% in 4Q14, which was due to the fact that the increase in the stock of provisions (+4.4% QoQ) outweighed the increase in the PDL portfolio (+2.4% QoQ).

Nevertheless if we look at the evolution of the NPL coverage ratio, we find that the ratio fell from 128.3% in 3Q14 to 124.6% at the end of 4Q14. This was due to higher growth in the NPL portfolio than in the stock of provisions. The NPL loan portfolio grew in line with on-going refinancing campaigns in the SME-Pyme, Credit Card, and Consumer and Mortgage segments.

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Net provisions for loan losses & Cost of risk

Portfolio Quality

The PDL ratio posted a 7bps improvement QoQ and situated at 2.59% in 4Q14. The aforementioned reflects an improvement with regard to 3Q14’s figure (2.66%) and was due to an increase in the pace of loan growth, which went from +3.1% QoQ in 3Q14 to +5.3% QoQ in 4Q14. Nevertheless, in 4Q an operating error was recorded in Wholesale Banking’s PDLs. If we exclude this effect, the PDL ratio situates at 2.53% in 4Q14, which represents an improvement of 13 bps QoQ.

The more than 90-day PDL ratio (without including Mibanco) posted an improvement of 3 bps and situated at 1.67%. This compares favorably with 3Q14’s figure (1.70%), which was due primarily to improvements in the loan issuance process. If we include the effect of Mibanco, the ratio is situated at 1.84% in 4Q14, which represents an improvement of 5bps in comparison to 3Q14 (1.89%). This was due to an improvement in the quality of Mibanco’s portfolio.

The NPL portfolio (including refinanced loans) increased +7.6% QoQ. In this context, the NPL ratio situated at 3.43% in 4Q14, which was in line with a 27.7% QoQ increase in refinanced loans due to on-going refinancing campaigns. It is important to note that the NPL portfolio increased 5.7% across the Peruvian banking system in September-November 2014. As such, BCP’s NPL ratio continues to fall below the average NPL ratio in the Peruvian banking system, which was situated at 3.47% at the end of November 2014 (Data SBS).

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The following figure shows the evolution of the PDL ratio by banking division and product:

In the analysis of the evolution of the PDL ratio by banking segment and product we see that:

i)	The Credit Card segment continues to improve its PDL ratio, which was situated at 4.26% in 4Q14. This represented a decline of -78 bps QoQ due to i) a decrease in PDLs due to additional income that individuals receive at the end of the year, which was, in some cases, used to reduce debt, particularly past-due debts; and ii) an increase in loans as a reflection of the dynamism that characterizes the last quarter of the year.

ii)	The PDL ratio in Consumer loans also improved, going from 2.38% to 2.35% due to refinancing packages and an improvement in portfolio quality.

iii)	The SME-Pyme portfolio reported an increase in its PDL ratio, which was situated at 10.61% in 4Q14 in comparison to the 10.57% in 3Q14. The increase was due primarily to a decrease in the loan portfolio due to seasonal amortization/payment of loans, which was in line with the campaigns held at year-end. Low economic growth in 4Q14 also affected the PDL ratio in this segment.

iv)	The Mortgage portfolio registered an increase in its PDL ratio, which was situated at 1.73% in 4QQ14 in comparison to 1.61% in 3Q14. This was in line with the maturity of vintages related to loans for Mivivienda.

v)	The portfolio in the SME-Business segment registered a slight 4.38% increase in its PDL ratio at the end of 4Q14. This segment, like the SME segment, was adversely affected by low economic growth.

vi)	The PDL ratio in Wholesale Banking remained at 0.32%, which was the lowest level reported this year. Nevertheless, in 4Q14, a loan was mistakenly entered in the PDL loan ledger. This isolated case, which was equivalent to US$ 15.7 million (PEN 47.1 million), was regularized at the beginning of January 2015. If this loan had not been erroneously included in the PDL loan portfolio, the PDL ratio would have been situated at 0.19%.

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vii)	Mibanco posted a favorable reduction in its PDL ratio, which fell -3 bps to situate at 6.91% in 4Q14 (in line with the decline in the PDL loan portfolio). It is important to note that this ratio dropped despite a slight contraction in total loans, which was due primarily to efforts to reorganize this portfolio.

viii)	Finally, Edyficar (excluding Mibanco) posted a PDL ratio of 4.03%, which topped the 4.02% posted in 3Q14. This ratio is still below the historical level observed in this business (approximately 4.1% on average), which was in line with the positive evolution of the business model (risk-adjusted profitability).

II.5 Non-financial income

Non-financial income increased +4.5% QoQ and +14% YoY due to higher fee income, higher gains on sales of securities and higher gains for foreign exchange transactions. In 2014, non-financial income grew +16.3% due to significant growth in fee income, gains on foreign exchange transactions and gains on sales of securities, which were mainly associated with the acquisition of Mibanco and volatility in the exchange rate.

Non financial income	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Fee income, net	476,740	484,541	523,265	8.0%	9.8%	1,766,542	1,957,799	10.8%
Gain on foreign exchange transactions, net	124,053	156,641	173,979	11.1%	40.2%	519,013	593,154	14.3%
Gain on sales of securities, net	7,537	35,055	5,656	-83.9%	-25.0%	(67,663)	56,781	183.9%
Other income	22,352	12,581	16,914	34.4%	-24.3%	69,965	54,137	-22.6%
Total non financial income	630,682	688,818	719,814	4.5%	14.1%	2,287,857	2,661,871	16.3%

Fee income, which is considered core income for the business, reported solid growth of +8.0% QoQ. This expansion was due to an increase in the payments and collections line (+14.3% QoQ), followed by personal loans (+36.0% QoQ) due to higher transaction volumes. It is important to note the increase in fee income generated in miscellaneous accounts by debit cards, current accounts and savings accounts (+3% QoQ), which was in line with the seasonality that characterizes the last quarter of the year. The aforementioned offset lower income from credit card commissions (-3.8% QoQ), which is in turn result of clients slowly migrating to on-line account statements.

In annual terms, fee income increased +9.8% YoY. This was due primarily to higher fee incomefrom commercial loans, and due to the fact that in 3Q13, a deferral of US$ 4 million was recorded for fee income in line to IFRS rules regarding commission deferral based on the life of loans. It is important to note the YoY increase in the payments and collections lines (+18.1% YoY), which was due to higher transaction volumes.

In annual accumulated terms, growth of +7.5% in income from commissions for banking services is due primarily to the evolution of fees for collections and payment services in the wholesale banking segment (+18.7%) and fees generated by debit card, current accounts and savings accounts (+8.6%), which offset the effect of lower income from credit cards (-3.9%), due to an increase in the number of statements that are sent electronically.

Net gains on foreign exchange transactions increased +11.1% this quarter, which was attributable to an increase in this type of transaction due to exchange rate volatility in the second half of 2014, when the US Dollar appreciated +3.4% in 3Q14 and +3.3% in 4Q14. The YoY analysis indicates that FX transactions increased +40.2%, which was due to the fact that the volatility reported in 4Q14 was higher than that seen during the same period last year, when the US Dollar appreciated 0.5%, and also reflects the inclusion of Mibanco’s gains. In annual accumulated terms, the line shows an increase of +14.3% given that the volume of these transactions increased considerably this year.

Net gains on sales of securities fell -83.9% QoQ since the previous Q included strong gains on the sale of Sovereign Bonds. This quarter, smaller gains were reported due to variations in the value of Corporate Bonds. If we analyze the YoY evolution, we see a -25% reduction, which was mainly attributable to the aforementioned sale of bonds and less investment in BCRP Certificates of Deposit. In accumulated annual terms, this line increased +183.9% given that in 2013, the results registered a loss due to the evolution of Latin American sovereign bonds in 3Q13 (increase in average rates and lower prices). In this context, the position of BCP’s sovereign bonds (Peru, Colombia and Brazil) posted a loss due to sales and fluctuations in the value of these securities.

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The Other Income line increased 34.4% QoQ. This was primarily due to a real estate sale of Mibanco for PEN 3MM. In the YoY analysis, it is important to note that at the end of 2013, extraordinary income was reported for PEN 12.3 MM due to a reversal of provisions for compensation.

The following chart provides details on the main component of non-financial income, fee income:

Fee Income	Quarter			Change %		Year to date		Change %
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Miscellaneous Accounts (1)	137,930	141,313	145,561	3.0%	5.5%	511,721	555,567	8.6%
Off-balance sheet	32,523	35,433	34,503	-2.6%	6.1%	123,912	147,060	18.7%
Payments and Collections	75,814	78,315	89,500	14.3%	18.1%	274,196	313,973	14.5%
Drafts and Transfers	26,208	28,573	30,742	7.6%	17.3%	101,848	111,750	9.7%
Credit Cards	71,490	62,917	60,528	-3.8%	-15.3%	258,557	248,459	-3.9%
Personal loans (2)	20,340	17,576	23,912	36.0%	17.6%	69,505	79,595	14.5%
SME loans (2)	17,624	17,638	19,786	12.2%	12.3%	60,723	71,550	17.8%
Insurance (2)	13,522	15,841	18,500	16.8%	36.8%	50,529	63,258	25.2%
Mortgage loans (2)	10,567	9,838	12,324	25.3%	16.6%	42,222	43,645	3.4%
Commercial loans (3)	3,159	10,223	11,978	17.2%	279.1%	38,046	50,776	33.5%
Foreign trade (3)	11,130	10,032	10,248	2.2%	-7.9%	43,756	39,747	-9.2%
Credicorp Capital	23,779	19,583	21,690	10.8%	-8.8%	77,597	81,407	4.9%
Others (4)	32,652	37,259	43,995	18.1%	34.7%	168,121	151,014	-10.2%
Total fee income	476,740	484,541	523,265	8.0%	9.8%	1,820,732	1,957,799	7.5%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP.

Distribution channels

BCP Consolidated’s points of contact totaled 11,873 at the end of 4Q14, which represents an increase of +5.6% QoQ.

BCP had a total of 7,820 points of contact at the end of 4Q14, which represented a slight increase of +2.0%% QoQ. This was due to growth in the number of Agentes BCP (+1.7% QoQ), ATMs (+2.5% QoQ) and branches (+4.0% QoQ).

The primary increase in Agentes BCP was seen in the provinces, where 236 Agentes BCP were opened. It is important to note that 45% of our total network of points of contact is in the provinces, which is in line with our strategy to increase banking penetration.

Edyficar increased its number of branches, going from 203 in 3Q14 to 214 in 4Q14. This is in line with growth in its share of the loan market at the end of November 2014 with regard to September 2014 (+9.7% Nov 14 vs. +9.2% Sept 14) and is aligned with its financial inclusion strategy. Mibanco’s points of contact fell in terms of branches (-0.9% QoQ) and ATMs (-16.3% QoQ). The latter decrease, was, however attenuated by an increase in Agentes Mibanco (+16.4% QoQ).

BCP Bolivia posted an increase of +3.8% QoQ, which was due primarily to Agentes BCP Bolivia (+24% QoQ) and ATMs (+0.4% QoQ).

In the YoY analysis of BCP, we see that ATMs increased +6.5% YoY while branches grew +9.0 YoY followed by Edyficar, which reported an increase of +12.6% YoY. BCP Bolivia reported slight growth of +3.8% YoY. These increases are in line with our plan to increase banking penetration and expand our operations nationwide.

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	Balance as of			Change %
	4Q13	3Q14	4Q14	QoQ	YoY
Branches	401	420	437	4.0%	9.0%
ATMs	2091	2172	2,226	2.5%	6.5%
Agentes BCP	5820	5071	5,157	1.7%	-11.4%
Total BCP's Network	8,312	7,663	7,820	2.0%	-5.9%
Total Edyficar's Network (1)	190	203	214	5.4%	12.6%
Branches	-	115	114	-0.9%	-
ATMs	-	86	72	-16.3%	-
Agentes Mibanco	-	2833	3,298	16.4%	-
Total Mibanco's Network	-	3,034	3,484	14.8%	-
Total Peru's Network	8,502	10,900	11,518	5.7%	-
Branches	46	46	46	0.0%	0.0%
ATMs	246	246	247	0.4%	0.4%
Agentes BCP Bolivia	50	50	62	24.0%	24.0%
Total Bolivia's Network	342	342	355	3.8%	3.8%
Total BCP Consolidated's Network	8,844	11,242	11,873	5.6%	34.2%

(1) Edyficar only have branches.

Source: BCP

Transactions by channels

	Monthly average in each quarter						% Change
N° of Transactions per channel	4Q13%		3Q14%		4Q14%		QoQ	YoY
Teller	9,717,497	11.2%	9,557,126	11.0%	9,416,954	10.4%	-1.5%	-3.1%
ATMs	15,657,388	18.7%	16,774,054	19.3%	17,874,345	19.7%	6.6%	14.2%
Balance Inquiries	4,277,841	4.7%	3,477,692	4.0%	3,570,981	3.9%	2.7%	-16.5%
Telephone Banking	1,281,943	1.6%	1,282,950	1.5%	1,304,545	1.4%	1.7%	1.8%
Internet Banking Via BCP	19,951,137	22.5%	19,869,512	22.8%	21,046,722	23.2%	5.9%	5.5%
Agente BCP	15,197,940	18.3%	15,584,243	17.9%	14,910,288	16.4%	-4.3%	-1.9%
Telecrédito	7,685,131	9.1%	7,978,804	9.2%	8,489,366	9.3%	6.4%	10.5%
Mobile banking	1,644,454	3.4%	3,544,108	4.1%	4,719,630	5.2%	33.2%	187.0%
Direct Debit	759,452	0.9%	765,978	0.9%	748,392	0.8%	-2.3%	-1.5%
Points of Sale P.O.S.	7,824,775	9.2%	8,004,773	9.2%	8,513,965	9.4%	6.4%	8.8%
Other ATMs network	321,323	0.3%	246,830	0.3%	212,802	0.2%	-13.8%	-33.8%
Total transactions	84,318,882	100.0%	87,086,072	100.0%	90,807,990	100.0%	4.3%	7.7%

Source: BCP.

The monthly average of number of transactions increased +4.3% QoQ, which was due primarily to a QoQ increase in the number of transactions registered through cost-efficient channels, such as i) Internet Banking (+5.9% QoQ); this channel led QoQ growth due to improvements in ViaBCP’s web page and different campaigns (“Go to BCP without Going to BCP”) that were held in 4Q to encourage the use of alternative channels; ii) Mobile Banking (33.2% QoQ) continued to increase its share due to modern mobile applications (“BCP Mobile Banking” and “Your BCP Benefits”) and iii) ATMs (+6.6% QoQ) following the installation of 54 ATMs nationwide.

In the YoY analysis, the monthly average of number of transactions increased +7.7% YoY. This was due mainly to an increase in the volume of transactions registered in: Mobile Banking (+187.0% YoY), ATMs (14.2% YoY) and Internet Banking (5.5% YoY) while Account Balance Modules posted a decrease (-16.5% YoY) along with Tellers (-3.1% YoY), which reflects the bank’s efforts to encourage clients to migrate to cost-efficient channels.

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II.6 Operating Expenses and Efficiency

The increase in operating expenses (+13.1% QoQ) was due to (i) higher administrative and general expenses, due primarily to seasonality in 4Q and (ii) non-recurring expenses associated with efforts to implement Edyficar’s business model in Mibanco. Consequently, the efficiency ratio was situated at 48%, which exceeds the 44.9% posted in 3Q14. YoY, operating expenses increased +29.5%, in line with BCP’s expansion efforts and the fact that Mibanco’s results are included in the consolidated report.

Operating expenses	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec. 13	Dec. 14	Dec. 14 / Dec. 13
Salaries and employees benefits	394,624	532,961	537,658	0.9%	36.2%	1,665,773	2,103,274	26.3%
Administrative, general and tax expenses	390,326	386,242	469,831	21.6%	20.4%	1,340,095	1,541,901	15.1%
Depreciation and amortizacion	72,783	82,570	100,638	21.9%	38.3%	270,693	337,583	24.7%
Other expenses	58,457	47,401	78,072	64.7%	33.6%	180,672	184,578	2.2%
Total operating expenses	916,190	1,049,174	1,186,199	13.1%	29.5%	3,457,233	4,167,336	20.5%
Reported efficiency ratio (1)	46.9%	44.9%	48.0%			47.7%	46.6%

(1) (Operating expenses - Other expenses) / (Net interest income + Fee income + Gains in FX).

Operating expenses increased +13.1% QoQ due to:

(i)	the increase in administrative and general expenses (21.6% QoQ), which was due primarily to seasonality at year-end; and that explains 60% of the quarterly increase of total operating expenses; and
(ii)	the increase in Other Expenses (+64.7% QoQ) and Depreciation and Amortization (+21.9% QoQ) due to non-recurring expenses to implement Edyficar’s model in Mibanco and the amortization of the Edyficar brand, which explains another 30% of the quarterly growth.

An analysis of YoY expenses and accumulated annual expenses (+29.5% and +20.5% respectively) shows that growth is due to Salaries and Employee Benefits, followed by administrative and general expenses, which were mainly associated with the incorporation of Mibanco and the business’s organic growth.

Administrative and general expenses grew 20.4% QoQ, which was basically due to higher expenses for (i) Marketing (72.3% QoQ), in line with the implementation of the Programa LAN Pass and its campaign “Buy every day,” which took place in the last quarter of 2014; as well as Credit Card, Savings, Cuenta Sueldo, CTS, among others. Growth in expenses was attributable, to a lesser extent, to an increase in the following lines: (ii) Programming and Systems (+27.5% QoQ) due to higher expenses for maintenance and support for IT; (iii) Transportation (+26.6% QoQ), in line with higher expenses for services to transport funds to maintain and supply ATMs; and, (iv) Consultants (+32.5% QoQ), which was in line with the bank’s efforts to continuously improve operativity and efficiency.

The YoY and annual accumulated comparison (+20.4% and 15.1%, respectively) of administrative expenses does not include seasonal effects. In this context, it is evident that these expenses increased primarily due to expenses associated with Mibanco and, to a lesser extent, due to higher expenses for marketing.

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The table below contains details on Administrative and General Expenses:

Administrative and General Expenses	Quarter						% Change
PEN 000	4Q13%		3Q14%		4Q14%		QoQ	YoY
Marketing	50,639	13.0%	43,284	11.2%	74,580	15.9%	72.3%	47.3%
Systems	32,994	8.5%	30,879	8.0%	39,381	8.4%	27.5%	19.4%
Sustems Outsourcing	30,106	7.7%	33,399	8.6%	34,585	7.4%	3.5%	14.9%
Transport	30,792	7.9%	22,356	5.8%	28,294	6.0%	26.6%	-8.1%
Maintenance	16,617	4.3%	14,010	3.6%	14,918	3.2%	6.5%	-10.2%
Communications	23,400	6.0%	20,360	5.3%	22,371	4.8%	9.9%	-4.4%
Consulting	17,578	4.5%	14,612	3.8%	19,367	4.1%	32.5%	10.2%
Others	118,044	30.2%	102,977	26.7%	129,343	27.5%	25.6%	9.6%
Taxes and contributions	35,704	9.1%	37,836	9.8%	41,869	8.9%	10.7%	17.3%
Other subsidiaries and eliminations, net	34,453	8.8%	66,528	17.2%	65,123	13.9%	-2.1%	89.0%
Total Administrative and General Expenses	390,326	100.0%	386,242	100.0%	469,831	100.0%	21.6%	20.4%

Source: BCP.

Salaries and employee benefits remained stable QoQ (+0.9%) given that it was not necessary to set aside larger provisions for Additional Profit Sharing (PAU by its Spanish initials) in 4Q14, which helped attenuate expenses for organic growth. In the YoY and annual accumulated comparison (+36.2% and +26.3% respectively), salaries and employee benefits grew due to an increase in the number employees, which was in line with the acquisition of Mibanco. The YoY variation was accentuated mostly by the reversal in Additional Profit Sharing in 4Q13.

Other Expenses, which are not included in the calculation of the efficiency ratio, increased +64.7% QoQ and +33.6% YoY. This was due primarily to higher expenses for efforts to implement Edyficar’s business in Mibanco and to capture synergies as part of the process to integrate both institutions (which is subject to SBS’s approval). The main expenses were associated with system migration, branch closings, staff liquidation, among others.

Depreciation and amortization increased +21.9% QoQ and +33.6% YoY. This was due primarily to amortization of intangibles in general and amortization of the Edyficar Brand in particular. This effect is even more evident in the annual accumulated comparison given that this amortization has been registered throughout the year.

The table below contains a breakdown of the efficiency ratio by subsidiary:

It is important to note that the results of the Efficiency Project, which was conducted throughout 2014, can be fully appreciated if we exclude the results of Mibanco. Despite business growth in 2014, operating expenses this year (+8% YoY) grew at a slower pace than they did in 2013 (+9.3%). The aforementioned led the efficiency ratio to fall from 47.7% in 2013 to 44.7% en el 2014. It is important to note that even when we include Mibanco’s operating expenses, the efficiency ratio falls only slightly by 110 basis points (47.7% in 2013 vs. 46.6% in 2014).

	BCP	Edyficar	BCP Bolivia	Mibanco	Others (1)	BCP Cons
3Q14	42.2%	53.7%	59.8%	58.9%	39.2%	44.9%
4Q14	45.0%	53.1%	61.7%	60.5%	221.1%	48.0%

Var (4Q vs 3Q)	+280 bps	-60 bps	+190 bps	+160 bps	-	310 bps

2013	47.1%	51.6%	64.4%	-	36.7%	47.7%
2014	44.2%	54.6%	61.4%	60.4%	20.2%	46.6%

Var (2014 vs 2013)	-290 bps	+290 bps	-300 bps	-	-	-110 bps

(1) Others include Financiera Solución and eliminations for consolidation of results.

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II.7 Regulatory Capital –BCP Stand-alone based on Peru GAAP

At the end of 4Q14, regulatory capital posted an increase of +1.4% QoQ. This growth fell below the +3.8% QoQ expansion reported in risk-weighted assets. The aforementioned led the BIS ratio to drop from 14.78% in 3Q14 to 14.45% in 4Q14. It is important to note that the Tier 1 and Common Equity Tier 1 ratios were situated at 9.83% and 7.45% respectively.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
PEN (000)	4Q13	3Q14	4Q14	4Q14 / 3Q14	4Q14 / 4Q13
Capital Stock	3,752,617	4,722,752	4,722,752	0.0%	25.9%
Legal and Other capital reserves	2,422,230	2,761,777	2,761,777	0.0%	14.0%
Accumulated earnings with capitalization agreement	504,000	1,000,000	1,000,000	0	0
Loan loss reserves (1)	834,388	969,036	1,007,150	3.9%	20.7%
Perpetual subordinated debt	698,750	722,500	746,500	3.3%	6.8%
Subordinated Debt	3,417,962	4,029,410	4,146,707	2.9%	21.3%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(752,765)	(1,559,612)	(1,559,037)	0.0%	107.1%
Investment in subsidiaries and others	1,384,340	2,211,726	2,186,066	-1.2%	57.9%
Unrealized profit and net income in subsidiaries	631,575	652,114	627,029	-3.8%	-0.7%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	10,755,098	12,523,781	12,703,767	1.4%	18.1%

Tier 1 (2)	7,194,919	8,631,197	8,642,942	0.1%	20.1%
Tier 2 (3) + Tier 3 (4)	3,560,179	3,892,584	4,060,825	4.3%	14.1%

Total risk-weighted assets	74,379,368	84,717,945	87,938,922	3.8%	18.2%
Market risk-weighted assets (5)	2,767,876	1,270,266	1,189,463	-6.4%	-57.0%
Credit risk-weighted assets	66,751,001	77,522,908	80,572,032	3.9%	20.7%
Operational risk-weighted assets	4,860,491	5,924,771	6,177,426	4.3%	27.1%

Market risk capital requirement (5)	271,252	127,027	118,946	-6.4%	-56.1%
Credit risk capital requirement	6,541,598	7,752,291	8,057,203	3.9%	23.2%
Operational risk capital requirement	476,328	592,477	617,743	4.3%	29.7%
Additional capital requirements	1,171,206	1,732,554	1,752,636	1.2%	49.6%

Capital ratios
Tier 1 ratio (6)	9.67%	10.19%	9.83%
Common Equity Tier 1 ratio (7)	7.52%	7.20%	7.45%
BIS ratio (8)	14.46%	14.78%	14.45%
Risk-weighted assets / Regulatory Capital (9)	6.92	6.76	6.92

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.8 (since July 2013).

At the end of 4Q14, the BIS ratio was situated at 14.45%. This figure falls below that reported at the end of 3Q14 (14.78%) and was due to the +3.8% QoQ increase in risk-weighted assets, which outweighed the increase in regulatory capital (+1.4% QoQ). It is important to note that the increase in risk-weighted assets was due primarily to credit risk (+3.9% QoQ), which was in line with the 5.9% growth posted in BCP loans (measured in end of period balances and based on results in local accounting).

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The TIER 1 ratio fell, going form 10.19% in 3Q14 to 9.83% in 4Q14. This was due primarily to the evolution of RWAs versus the evolution of TIER 1, which remained stable QoQ. The TIER 1 Common Equity ratio, which is considered the most stringent capital ratio, registered a slight QoQ improvement, going from 7.20% in 3Q14 to 7.45% in 4Q14 due to a QoQ variation in Common Equity Tier 1 than in RWAs. The increase in Common Equity Tier 1 is attributable to a smaller deduction for investments in subsidiaries, which was in line with Mibanco’s net income for 4Q.

Finally, it is necessary to note that BCP maintains an investment with a market value of approximately PEN 627 million. This investment was liquidated in 2015 in order to strengthen BCP’s regulatory capital, and will become effective once the subsidiary reduces its equity (through the declaration of dividends and the reduction of its capital stock).

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			% Change		Year to date		% Change
PEN million	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Net interest income	50.9	54.7	55.5	1.4%	9.0%	183.7	213.4	16.2%
Net provisions for loan losses	-15.4	-4.6	-8.9	93.4%	-42.1%	-35.4	-22.1	-37.6%
Non financial income	23.8	24.1	29.1	20.8%	22.5%	92.0	103.5	12.5%
Operating expenses	-52.2	-48.8	-52.1	6.8%	-0.2%	-180.7	-194.6	7.7%
Operating Income	7.0	25.3	23.5	-7.2%	235.6%	59.5	100.2	68.4%
Translation result	-0.1	-0.3	-0.1	-53.6%	108.1%	-1.8	-0.3	-81.6%
Income tax	4.1	-7.2	-8.5	17.4%	-306.1%	-11.8	-31.9	169.3%
Net Income	11.0	17.8	14.9	-16.4%	35.0%	45.9	68.0	48.2%
Total loans	2,999.0	3,339.8	3,525.3	5.6%	17.6%
Past due loans	39.9	48.2	48.4	0.6%	21.3%
Net provisions	-112.3	-120.8	-130.8	8.3%	16.5%
Total investments	916.6	829.0	1138.1	37.3%	24.2%
Total assets	4,696.1	5,034.6	5,245.9	4.2%	11.7%
Total deposits	4,121.9	4,369.0	4,533.0	3.8%	10.0%
Net shareholders' equity	401.9	459.1	498.3	8.5%	24.0%
PDL ratio	1.33%	1.45%	1.37%
Coverage of PDLs	281.0%	250.8%	270.1%
ROAE*	11.0%	16.1%	12.5%
Branches	46	46	46
Agentes	50	50	62
ATMs	246	246	247
Employees BCP Bolivia	1666	1643	1662
Employees Inversiones Credicorp Bolivia (Holding)	17	17	18

* Accumulated ROAE for December 2014: 15.1%, December 2013: 12.2%.

BCP Bolivia’s net income in 4Q14 totaled PEN 14.9 million, which represented a decrease of -16.4% QoQ, which was primarily attributable to: i) a 93.4% QoQ increase in net provisions for loan losses; ii) a 6.8% QoQ growth in operating expenses, which was associated with systems projects (information security, technology up-dates, expansion in the Data Center, among others) and (iii) an increase in expenditure for taxes on sales in foreign currency (IVME), which was attributable to higher sales volumes. All of the aforementioned was offset by an increase in non-financial income (+20.8% QoQ) due to higher earnings on FX transactions.

A YoY analysis of BCP Bolivia’s net income reveals a positive variation (+35.0% YoY), which was due primarily to: i) a +9.0% YoY increase in net interest income due to loan growth and higher income for securities available for sale and maturities; ii) an increase in non-financial income (+22.5% YoY) due to higher gains on FX transactions and, iii) due to a -42.1% YoY reduction in net provisions for loan losses, which was due to an improvement in portfolio quality.

Nevertheless, the aforementioned was adversely affected by an increase in income tax (+306.1% YoY). This was due primarily to the fact that net income was lower in 4Q13, which exonerated BCP Bolivia from the need to pay the Additional Aliquot on Income Tax (AA-IUE) in 2013.

In the accumulated analysis, net income in 2014 was situated at PEN 68.0 million (+48.2%) due to an increase in net interest income (+16.2%), lower net provisions for loans (-37.6%) and higher non-financial income (+12.5%). This helped reduce the impact of higher income tax (+169.3%).

BCP Bolivia’s prudent approach to loan risk management allowed it to post a PDL ratio of 1.37% in 4Q14 (1.45% in 3Q14 and 1.33% in 4Q13) and a coverage ratio of 270.1% (250.8% in 3Q14 and 281.0% in 4Q13). The Bolivian banking system registered a PDL ratio of 1.54% and a coverage ratio of 276.8% at the end of 4Q14, which is proof that BCP Bolivia continues to position itself as one of the system’s most stable and reliable entities. BCP Bolivia’s ROAE was situated at 12.5% at the end of 4Q14 and at 15.1% at year-end.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of December 2014 was situated at PEN 3,525.3 million, which represented an increase of +5.6% QoQ. The aforementioned was due primarily a significant contribution from Retail Banking, which posted a +2.4% increase in loans QoQ and +11.7% YoY. It is important to note that this portfolio currently represents 60.9% of BCP Bolivia’s total loans. The best-performing segments in Retail Banking were: i) Home loans (+2.4% QoQ and +13.9% YoY); ii) SMEs (+2.0% QoQ and +17.0% YoY); and, iii) Personal Loans (+3.6% QoQ and +3.8% YoY). On the other side, the wholesale banking portfolio reported growth of +1.5% QoQ and +6.6% YoY.

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BCP Bolivia’s total investments at the end of December 2014 totaled PEN 1,138.1 million, which represents an increase of 37.3% QoQ and 24.2% YoY. The QoQ trend is associated with higher investment in bills from the Central Bank of Bolivia.

In terms of liabilities, deposits at BCP Bolivia grew 3.8% QoQ, which was due primarily to an increase in savings deposits (6.3% QoQ). The YoY analysis reflects a 10.0% increase YoY due to expansion in time deposits (18.4% YoY) and savings deposits (3.5% YoY), both of which accompanied loan growth.

Net shareholders’ equity posted growth of 8.5% QoQ and 24.0% YoY. The YoY variation was due to the decision to reinvest 55% of the earnings generated in 2013.

Finally, BCP Bolivia maintains a solid market 10.5% market share in current loans (fourth place in the banking system) and 10.2% in total deposits (fifth place in the banking system).

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IV. Financiera Edyficar

Edyficar excluding Mibanco	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Net financial income	153,569	181,999	199,642	9.7%	30.0%	586,904	703,101	19.8%
Total provisions for loan loasses	(30,739)	(28,843)	(31,090)	7.8%	1.1%	(99,526)	(119,860)	20.4%
Non financial income	2,322	691	2,116	206.3%	-8.9%	5,576	5,735	2.9%
Operating expenses	(83,053)	(96,632)	(111,127)	15.0%	33.8%	(308,381)	(386,827)	25.4%
Operating Income	42,099	57,215	59,540	4.1%	41.4%	184,573	202,149	9.5%
Translation results	(1,499)	(4,397)	(10,622)	141.6%	608.6%	(41,505)	(15,355)	-63.0%
Income taxes	(11,670)	(14,591)	(12,184)	-16.5%	4.4%	(44,045)	(49,869)	13.2%
Net income	28,930	38,228	36,734	-3.9%	27.0%	99,023	136,925	38.3%
Contribution to BCP	28,869	38,147	36,657	-3.9%	27.0%	98,815	136,638	38.3%
Total loans	2,661,362	3,208,745	3,449,903	7.5%	29.6%	2,661,362	3,449,903	29.6%
Past due loans	102,703	128,977	139,181	7.9%	35.5%	102,703	139,181	35.5%
Net provisions for possible loan losses	(183,704)	(221,716)	(238,327)	7.5%	29.7%	(183,704)	(238,327)	29.7%
Total assets	3,369,247	4,460,332	4,663,101	4.3%	38.0%	3,369,247	4,663,101	38.0%
Deposits and obligations	1,232,953	1,652,448	1,530,361	-7.4%	24.1%	1,232,953	1,530,361	24.1%
Net shareholders´ equity	356,715	415,888	412,330	-3.8%	12.2%	356,715	412,330	12.2%
PDL ratio	3.86%	4.02%	4.03%			3.86%	4.03%
Coverage of PDLs	178.9%	171.9%	171.2%			178.9%	171.2%
Efficiency Ratio	52.1%	52.8%	52.4%			55.2%	54.6%
Return on average equity*	23.9%	27.7%	26.0%			22.0%	25.4%
Branches	190	203	214
Employees	4,359	5,301	5,606

Edyficar including Mibanco	4Q13	3Q14	4Q14	QoQ	YoY
Net income	28,930	20,164	(3,789)	-118.8%	-113.1%
Contribution to BCP	28,869	20,122	(3,781)	-118.8%	-113.1%
Net shareholders´ equity	356,715	1,067,673	1,064,115	-0.3%	198.3%
Efficiency Ratio	52.1%	53.7%	59.9%
Return on average equity*	23.9%	7.1%	-1.2%

* Net shareholders' equity includes US$ 50.7 million from goowill.

In 4Q14, Edyficar, without including the effect of Mibanco, reported net earnings of 36.7 million. This is in line with solid earnings generation (+9.7% QoQ), which was associated with the quarterly evolution of loans (+7.5% QoQ). Nevertheless, the net income in 4Q14 represented a decline of -3.9% QoQ, which was due primarily to:

(i)	An increase in operating expenses (+15.0% QoQ), which was associated with higher spending on compensation due to a QoQ increase in personnel;
(ii)	Higher losses due to the exchange rate (+141.6% QoQ); and
(iii)	Increase in net provisions for loan losses (+7.8% QoQ), in line with the evolution of the PDL portfolio (+7.9% QoQ).

It is also important to note that if we incorporate the effect of Mibanco, net income totaled - PEN 35.8 million. This was due to non-recurring expenses for approximately PEN 41 million, which were incurred in 4Q, primarily from efforts to implement Edyficar’s business model in Mibanco and to capture synergies during the integration process of both institution, which is subject to SBS’s approval. The majority of expenses were associated with system migrations, amortization of intangibles and branch closings.

An analysis of the YoY and annual accumulated results, without including the effect of Mibanco, reveals an increase of +27% y +38.3% in terms of net income, respectively. The aforementioned is due to an increase in net interest income (+30% YoY and +19.8% annual accumulated), which was associated with solid loan growth (+29.6% YoY) and adequate management of the portfolio’s risk profile. This helped offset higher operating expenses (+33.8% YoY and +25.4% annual accumulated) due to higher salaries and employees benefits.

In terms of portfolio volume and quality, total loans grew +7.5% QoQ to total PEN 3,450 million. This represented expansion of +29.6% YoY and contributed to on-going growth in Edyficar’s market share in the sector. Growth this quarter was due to tangible and intangible factors, including: (i) an increase in the labor force to reach more clients, (ii) and efforts to reinforce the training program to further professionalize the work of our analysts.

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The past due loan portfolio reported growth of +7.9% QoQ and +35.5% YoY, with a PDL ratio of 4.03%, which represented a slight increase of +1 bps over the level registered in 3Q14 (4.02%). The PDL coverage ratio was situated at 171.2% at the end of 4Q14, which represents a decline of -67 bps with regard to 3Q14’s level (171.9%). It is important to note that the coverage ratio’s level continues to be situated within the internal limit of 150%.

Total assets grew +4.3% QoQ and +38.0% YoY due primarily to loan growth and, to a lesser extent, expansion in fixed assets. Fixed assets grew due to on-going expansion at branches, which increased in number from 190 in 4Q13 to 214 in 4Q14.

Net shareholders’ equity, without including the effect of Mibanco, totaled PEN 4120 million. This represented a decline of -3.8% QoQ and an increase of +12.2% YoY. ROAE without Mibanco was situated at 26% in 4Q14, which indicated a 27.7% decline in terms of3Q14’s result. Nevertheless, if we include the effect of Mibanco, ROAE was -1.2% in 4Q14, which was in line with expectations and due to the capital increase at the end of 1Q14 to purchase shares of Mibanco. In this context, net shareholders’ equity at the end of 4Q14 totaled PEN 1,064 million.

The results obtained by Financiera Edyficar are proof that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Capital

Credicorp Capital	Quarter			Change %		Year to date		% Change
PEN (million)	4Q13	3Q14	4Q14	QoQ	YoY	dec 13	dec 14	Dec14/ Dec13
Financial income	5.2	10.8	5.4	-49%	5%	23.6	27.3	16%
Non-financial income	110.6	109.7	135.7	24%	18%	431.2	478.6	11%
Financial expenses	-4.9	-10.9	-7.4	-32%	33%	-18.6	-24.8	33%
Operating expenses (1)	-94.2	-89.9	-115.3	28%	18%	-355.2	-388.4	9%
Operating income
Core operating income	16.7	19.6	18.5	-6%	10%	81.0	92.6	14%
Non core operating income (2)	-52.3	-	-90.3	n.a.	42%	-52.3	-90.3	73%
Income taxes	-5.9	-6.4	-7.1	12%	18%	-22.2	-29.0	30%
Translation results	-0.3	2.3	5.5	141%	106%	-9.6	8.2	-185%
Minority Interest (3)	9.5	-4.2	18.7	-546%	49%	-4.3	4.1	-194%
Net income	-32.2	11.4	-54.5	-580%	41%	-7.4	-14.4	94%
Net income attributed to Credicorp	-32.4	11.3	-54.7	-583%	41%	-7.6	-14.9	95%
Net shareholder's equity	637.2	726.2	659.1	-9%	3%	637.2	659.1	3%
Assets under management	20,429.8	24,463.8	25,565.8	5%	20%	20,429.8	25,565.8	25%
Efficiency ratio (4)	81.3%	74.7%	81.6%	9%	0%	78.1%	76.8%	-2%
ROAE (5)	-20.2%	6.3%	-33.1%	-629%	39%	-1.2%	-2.2%	88%
ROAE excl. non core income (5)	4.7%	5.9%	6.7%	13%	29%	5.1%	8.0%	55%

* Unaudited results

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Impairtment of Goodwill resulting from the acquisition of the Chilean operations

(3) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively)

(4) Excluying non core income

(5) ROAE = Annualized net income / average net shareholder's equity

In 4Q14, non-financial income at Credicorp Capital, which is the company’s primary source of earnings, increased +25% QoQ and +19% YoY. Nevertheless, after including extraordinary expenses of PEN 90.3 million, which was associated with an impairment of goodwill following the acquisition of operations in Chile, non-financial income decrease -59% QoQ and -21% YoY.

This is proof that the business is well managed despite the adverse evolution of the markets in which it operates. The aforementioned was due to higher income from advisory services; the fact that the company executed transactions for some of the main companies in the MILA; and important transactions in the equity and fixed income markets.

On the other hand, this quarter higher operating expenses were posted (+28% QoQ) due to higher provisions for compensation, administrative expenses for consultancy services and diverse expenses at the end of the period.

The aforementioned was reflected in net income that was -PEN 53.7 million (vs. PEN 11.4 million in 3Q14). Excluding the extraordinary expense previously mentioned the income posted would be PEN 13.8 million, which represented an increase of +21% QoQ.

In accumulated annual terms, net income at Credicorp Capital totaled -PEN 13.6 million, as a result of the impairment of goodwill, leading Credicorp Capital’s contribution to Credicorp to -PEN 14.1 million. Excluding the impairment, net income would be PEN 53.9 million due to (i) increase in non financial income (+11%) and (ii) better cost control that limited its growth to +9%.

Commercial Results

At the end of 4Q14, Credicorp Capital Peru, Credicorp Capital Colombia and IM Trust reaffirmed and increased their leadership in their local fixed income markets with market shares of 39.6%, 10.9% and 21.8% respectively. The operation in Peru led the local equity secondary market with a 43.0% share:

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Market Share

	Peru	Colombia	Chile
Equity	43.0%	19.6%	9.3%
Fixed Income	39.6%	10.9%	21.8%

The aforementioned took place in an adverse context in the markets in which Credicorp Capital operates, which were marked by contractions in traded volumes as indicated in the chart below:

Trading Volume in the MILA Stock Exchange

USD Million	2012	2013	2014
IGBVL	17	10	12
IPSA	440	758	535
IGBC	196	92	87

In 2014, the Corporate Finance team participated in some of the most important transactions in the MILA region. This year, the team handled several cross border transactions where the teams from Peru, Chile and Colombia worked together to provide advisory services to clients. In Peru, noteworthy transactions included two Merger and Acquisition efforts, which combined represented 87% of this product’s revenues.

At the end of 4Q14, Credicorp Capital held Assets under Administration (AuMs) for PEN 25,566 million, of which 58% correspond to Credicorp Capital Peru; 21% to Credicorp Capital Colombia; and 21% to IM Trust. This level of AuMs represents growth of +5% with regard to the assets under management level reported in 3Q14. It is important to note that Credicorp Capital Peru continues to lead the Mutual Funds Market with a 42.6% share of total AuMs at the end of 2014.

Assets under management	Quarter		% Change	Year to date		% Change
(million)	3Q14	4Q14	QoQ	dec-13	dec-14	YoY
Local Currencies
Peru (PEN)	13,880	14,778	6%	11,600	14,778	27%
Chile (CLP)	1,020,301	1,108,079	9%	727,829	1,108,079	52%
Colombia (COP)	3,974,489	4,274,169	8%	3,508,496	4,274,169	22%
PEN
Peru	13,880	14,778	6%	11,600	14,778	27%
Chile	4,920.85	5,453.19	11%	3,877.70	5,453.19	41%
Colombia	5,662.50	5,334.54	-6%	5,089.32	5,334.54	5%
Total	24,464	25,566	5%	20,567	25,566	24%

Financial Analysis

Income

Credicorp Capital’s non-financial income in 4Q14 totaled PEN 135.8 million (excluding the impairment of goodwill), which represented a +25% increase QoQ. This means that 4Q14 was Credicorp Capital’s best quarter for earnings generation in 2014. Growth this quarter was driven by: (i) higher volumes of mid-term financing and advisory services for Mergers and Acquisitions, (ii) income for Asset Management due to the sale of a real estate Project in Chile and (iii) higher income from the currency and derivative business; four transactions in the equity market; and primary fixed income placements in the Capital Markets.

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Financial income and expenses, in net terms, demonstrated a decline in both quarterly and year-on-year terms. This was due primarily to higher financial expenses due to an increase in transactions involving larger risks.

At the end of 2014, Credicorp Capital reported total income of PEN 416.4 million, which represents 3.43% growth YoY that was driven by the evolution of the company’s corporate finance business in the countries in which it operates and solid results in the Capital Markets, particularly in Peru and Colombia.

Expenses

Operating expenses totaled PEN 115.3 million in 4T14; salaries, administrative expenses and support expenses were the primary areas of expenditure. The largest increase in expenses was due to the fact that more provisions were set aside for compensation and bonuses due to good operating results. In Colombia, teams were restructured, which generated a 10% ad hoc increase in compensation with regard to 3Q. Administrative expenses increased 30% due to consultancy services, provisions and adjustments relative to the end-of-year process (seasonal).

Net Income

In terms of Credicorp Capital’s consolidated Net Income, the loss generated by the impairment of goodwill due to the acquisition of the operations in Chile, led the consolidated results and the contribution to Credicorp to drop to negative levels that also fell below last year' level. Accordingly, Credicorp Capital’s contribution to Credicorp was PEN -53.9 million. In disaggregated terms: (i) Credicorp Capital Peru contributed income of PEN 5.7 million, (ii) Credicorp Capital Colombia weighed in with PEN 1.1 million, (iii) IM Trust posted a loss of PEN 63.6 million and (iv) Credicorp Capital Securities registered a loss of PEN 1.1 million. Due to the aforementioned, the company’s annual contribution to Credicorp dropped to negative levels of -PEN 14.1 million versus -PEN 7.6 million in 2013, when extraordinary expenses were significantly lower.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported a 4.8% QoQ increase in core income due to dividends obtained from securities available for sale and the stock portfolio. In YoY terms, lower commissions for services, coupled with higher losses on foreign exchange transactions, account for the YoY decrease of -1.9%.

Nevertheless, net income totaled US$ 7.4 million in 4Q14, which reflects a -23.6% drop in comparison to last quarter. This decline was primarily attributable to the net provisions set aside this quarter (US$ 2.6 million) following a drop in the value of investments in the proprietary portfolio due to market volatility in the last few months of 2014. The majority of these investments (bonds) are associated with the energy sector (affected by the drop in oil prices in the international markets) and to Brazilian companies that were adversely affected by the Petrobras Contratistas scandal. In this context, annualized ROAE this quarter reached 13.9%, which represents a decline with regard to the annualized ROAE of 18% reported in 3Q14.

At the end of 2014, ASB posted an excellent bottom line result and contributed US$56.6 million to Credicorp, which tops the US$ 50.7 million posted in 2013 by 11.6%. The increase in net income is associated primarily with other income, which totaled US$ 15.0 million. US$14.6 million of this amount (registered in 2Q14) is attributable to compensation paid on a claim for losses incurred during the financial crisis of 2008. This income minimized the effect of: (i) net provisions for investment losses, (ii) lower fee income (-10.6%), (iii) lower gains on sales of securities (-34.3%) due to fluctuating conditions in the securities market, and (iv) the increase in operating expenses (+16.9%) stemming from consultancies, improvements in technological processes and compliance.

ASB	Quarter			Change %		Year to Date		Change %
US$ million	4Q13	3Q14	4Q14	QoQ	YoY	dec 13	dec 14	Dec14 / Dec13
Net interest income	9.7	9.9	9.7	-1.7%	0.0%	39.3	39.0	-0.7%
Dividend income	0.4	0.1	0.7	0.0%	100.0%	1.3	1.5	21.6%
Fees and commissions from services	2.3	2.0	2.0	1.2%	-10.4%	8.6	7.7	-10.6%
Net gains on foreign exchange transactions	-0.1	-0.5	-0.4	1.6%	-420.1%	-1.3	-0.9	24.7%
Total earnings	12.3	11.5	12.0	4.8%	-1.9%	48.0	47.4	-1.3%
Net Provisions	0.0	0.0	-2.6	0.0%	0.0%	-0.3	-2.6	792.7%
Net gains from sale of securities	2.6	1.1	1.0	-12.5%	-62.8%	12.7	8.3	-34.3%
Other income	0.0	0.0	0.3	0.0%	0.0%	0.2	15.0	0.0%
Operating expenses	-2.9	-2.9	-3.3	-16.2%	-17.1%	-9.8	-11.5	-16.9%
Net income	12.0	9.7	7.4	-23.6%	-38.2%	50.7	56.6	11.6%
Net income/share	0.2	0.1	0.1	-23.6%	-38.2%	0.7	0.8	11.6%
Contribution to Credicorp	12.0	9.7	7.4	-23.6%	-38.2%	50.7	56.6	11.6%
Total loans	786.3	795.2	844.1	6.1%	7.3%	786.3	844.1
Total investments	863.8	890.6	887.5	-0.3%	2.8%	863.8	887.5
Total assets	1,784.3	1,861.6	1,899.1	2.0%	6.4%	1,784.3	1,899.1
Total deposits	1,444.7	1,549.9	1,612.7	4.1%	11.6%	1,444.7	1,612.7
Net shareholder's equity	200.3	213.8	212.0	-0.9%	5.8%	200.3	212.0
Net interest margin	2.4%	2.4%	2.2%			4.8%	9.0%
Efficiency ratio	19.3%	22.9%	25.1%			16.2%	16.3%
Return on average equity	25.0%	18.0%	13.9%			26.5%	27.4%
PDL / Total loans	0.00	0.00	0.00			0.0%	0.0%
Coverge ratio	0.1%	0.1%	0.0%			0.1%	0.0%
BIS ratio	15.51%	15.00%	15.63%			15.51%	15.63%

(*) Basel II BIS Ratio = (Eligible Capital - Deductions) / (RWA CR + Charge OR + Charge MR)

With regard to operating efficiency, ASB registered an efficiency ratio of 25.1% in 4Q14, which exceeds the ratio posted in 3Q14 (22.9%). The increase in this indicator was due to a drop in net earnings this quarter, as explained above, and to a QoQ increase in operating expenses (+U$0.4 million). In YoY terms, the efficiency ratio increased 582bps. Nevertheless, in accumulated terms at the end of 2014, this indicator’s result is situated at 16.3%, which falls 10 points below the 16.2% posted last quarter.

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Assets and Liabilities

Interest-earning assets totaled US$ 1,755 million as shown in the table below. In QoQ terms, these assets rose 2.2% and 6.0% YoY. At the individual level, the variation in Loans of +6.1% QoQ and +7.3% YoY is noteworthy and is attributable to loans disbursement flows. The position in Cash and Banks declined slightly QoQ by -0.3% but posted a significant increase of 30.9% YoY due to an increase in client deposits.

A YoY comparison of assets and liabilities indicates an increase of US$ 99 million (US$ 31 million in Cash and Banks, US$ 58 million in Loans and US$ 10 million in Investments) due to i) the increase in fund captures from clients, ii) new loan disbursements and iii) the net increase in the equity and fixed income investment portfolio. It is important to note that ASB continues to maintain a good risk profile, which is reflected in its low delinquency ratio.

Interest earning assets*	Quarter			% Change
US$ million	4Q13	3Q14	4Q14	QoQ	YoY
Due from banks	101	133	132	-0.3%	30.9%
Loans	786	795	844	6.1%	7.3%
Investments	769	789	779	-1.3%	1.3%
Total interest-earning assets	1,657	1,717	1,755	2.2%	6.0%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is worth noting that ASB’s investment policy prioritizes instruments with good risk profiles. Accordingly, 54% of the bank’s instruments have an investment grade, which is proof of ASB’s sustained and conservative strategy to concentrate on investments in high-quality instruments.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

This quarter, client deposits reflect marginal growth of 4.1% QoQ and an increase of 11.6% YoY. The QoQ increase in deposits is related to captures of new client deposits (+US$ 63 million) while the YoY increase of US$ 168 million was attributable to the Treasury Division’s efforts to retain and capture new deposits through fidelity campaigns.

Other liabilities, which are primarily composed of financing (US$ 51 million) and other outstanding liabilities (US$ 23 million, which includes interest due for US$ 10 million), fell -24.0% QoQ and -46.6% YoY. This decline was mainly due to financing taken to cover the increase in fund captures, which fueled liquidity levels.

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Liabilities	Quarter			% Change
US$ million	4Q13	3Q14	4Q14	QoQ	YoY
Deposits	1,445	1,550	1,613	4.1%	11.6%
Other liabilities	139	98	74	-24.0%	-46.6%
Total Liabilities	1,584	1,648	1,687	2.4%	6.5%

Net shareholders’ equity reported a slight decrease of -0.9% QoQ. This was primarily attributable to a decline in unrealized earnings on the securities available for sale portfolio due to volatility in the international securities market, which was associated with widespread uncertainty regarding an increase in reference rates, economic deceleration in Europe and China and the fact that the US economy remains weak.

The BIS Ratio at the end of 4Q14 was situated at 15.63%. This represents a 63 bps increase over the figure registered in 3Q14 (15.0%), which was associated with a decline in the value of the equity portfolio; an increase in the weight of lower-risk assets; as well as an increase in the eligible capital base. It is important to note that the Bank’s minimum ratio continues to be set at 12%.

Asset Management

Assets under management, which include client deposits, investments in funds and custody of financial instruments, totaled US$ 6,120 million at market value in 4Q14. This represents a 2.2% increase QoQ and 17.3% YoY. The QoQ result, at market value, reveals an increase of US$ 133 million that incorporates the effects of market volatility this quarter. The volume of client investments, in comparison to their cost, posted growth of US$ 85 million QoQ due to net purchase and transfer flows, which was accompanied by a US$ 63 million increase in deposits this quarter. A YoY comparison reveals an US$ 903 million increase in AuMs; an increase in the stock of investments of US$ 523 million (+20%); and growth in deposits for a total of US$ 168 million (+11.6%).

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VII. Pacifico Insurance Group (PGA)

PGA	Quarter			% Change		Year to date		% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Net earned premiums	540,950	573,853	590,066	2.8%	9.1%	2,197,859	2,252,793	2.5%
Net claims	361,787	358,492	375,029	4.6%	3.7%	1,465,578	1,426,706	-2.7%
Net commissions	103,491	105,668	111,190	5.2%	7.4%	390,190	422,610	8.3%
Net underwriting expenses	17,280	12,710	20,593	62.0%	19.2%	87,666	75,911	-13.4%
Underwriting result	58,393	96,982	83,254	-14.2%	42.6%	254,426	327,566	28.7%
Medical Services gross margin (1)	12,990	28,813	23,434	-18.7%	80.4%	64,147	98,199	53.1%
Total Underwriting result (1)	71,383	125,795	106,688	-15.2%	49.5%	318,573	425,765	33.6%
Financial income, net	75,139	87,035	75,017	-13.8%	-0.2%	332,958	319,831	-3.9%
Opertating expenses	139,434	138,085	140,265	1.6%	0.6%	529,297	536,519	1.4%
Other income	9,602	1,853	12,656	582.9%	31.8%	14,620	23,335	59.6%
Traslations results	843	740	2,122	186.7%	151.6%	-20,976	4,586	-121.9%
Income tax	5,690	15,075	-469	-103.1%	-108.3%	9,016	31,148	245.5%
Income before minority interest	11,843	62,264	56,688	-9.0%	378.7%	106,862	205,851	92.6%
Net income	9,965	55,874	48,904	-12.5%	390.8%	89,996	180,843	100.9%
Contribution to Credicorp	13,184	60,031	54,890	-8.6%	316.3%	108,478	199,270	83.7%
Total assets	7,723,283	8,521,038	8,656,376	1.6%	12.1%	7,723,283	8,656,376	12.1%
Invesment on securities	4,754,746	5,229,270	5,455,950	4.3%	14.7%	4,754,746	5,455,950	14.7%
Technical reserves	4,993,515	5,322,961	5,549,005	4.2%	11.1%	4,993,515	5,549,005	11.1%
Net equity	1,386,655	1,611,494	1,715,720	6.5%	23.7%	1,386,655	1,715,720	23.7%
Loss ratio	66.9%	62.5%	63.6%			66.7%	63.3%
Return on equity (2)(3)	2.9%	13.9%	11.8%			6.0%	11.7%
Combined ratio of PPS + PS (4)	105.3%	94.6%	100.4%			105.6%	98.5%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Annualized. ROAE excl. Unrealized gains: 4Q14: 14.8%, 3Q14: 17.5%, 4Q13: 3.3%

(3) Average are determinated as the average of period - beginning and period ending.

(4) With consolidated adjustments.

Pacifico Insurance Group reported net income before minority interest of PEN 57.7 million in 4Q14, which falls 9.0% below the PEN 62.3 million posted in 3Q14 but is almost 5 times higher than the PEN 11.8 registered in 4Q13. This result shows a significant improvement with regard to previous years but still reflects a degree of volatility in income generation due to extraordinary elements.. As such, the QoQ decline is due primarily to:

(i)	a decrease in PPS’s underwriting result due to an increase in the loss ratio and the fact that, unlike last quarter, no provisions for uncollectible reinsurance were released; and

(ii)	a lower financial income given that in 3Q14, profit sharing took place and there were gains on securities for specific transactions that were not repeated in 4Q14.

The aforementioned was partially offset by a decrease in income tax, higher miscellaneous income and an increase in the translation result.

PGA’s underwriting result fell 15.2% QoQ due to lower underwriting results at PPS, EPS and the Medical Subsidiaries. In the case of PPS, the provisions’ release last Q and an increase in the loss ratio in the car segment drove this decline. At EPS, a drop was due primarily to an increase in the loss ratio due to a seasonal effect. Finally, in terms of the Medical Subsidiaries, the decline in the underwriting result was due to a 6% QoQ decline in sales due to seasonal effect (holidays at year-end) and a decrease in the average bill in the hospital line. It is important to note that the increase in PV’s underwriting result was due to higher net earned premiums following a decrease in reserves for Annuities, Group Life (Statutory Life) and Personal Accidents and an increase in the underwriting result due to profit sharing from reinsurance.

Financial income was situated at PEN 75.0 million in 4Q14, which represented a 13.8% decline with regard to the PEN 87.0 million obtained in 3Q14 when extraordinary income was registered due to profit sharing relative to the ENFOCA risk fund; the sale of TESCO bonds; and the redemption of a certificate of deposit from the Bank of America. It is important to note the extraordinary income of PEN 2.8 million posted for a real estate sale.

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In terms of general expenses, the increase generated in the Medical Subsidiaries (+PEN 3.3 million) was primarily due to i) an increase in provisions for uncollectibles due to a move to clean up accounts receivables for past periods and ii) liquidation expenses for a reorganization of personnel and recognition of extraordinary expenses due to legal suits.

In YoY terms, PGA reported net income before minority interest of PEN 56.7 million, which is 5 times the PEN 11.8 million obtained in 4Q13. This increase in income is a result of a stabilization of income levels following business corrections and was due to i) an increase in the underwriting result in all companies, led by the increase at PPS (+PEN 16.1 million), followed by Medical Subsidiaries (+PEN 10.4 million) and Pacifico Vida (+PEN 9.7 million); ii) higher miscellaneous income (+PEN 3.1 million) and an increase in the translation result (+PEN 1.3 million).

At PPS, the increase in the underwriting result was due to i) an increase in the net earned Premium for Cars and Private Medical and ii) a decrease in the loss ratio due to improvements in the pricing model for the car business. Finally, at PV, a higher underwriting result was due to i) higher Premium turnover in all businesses.

PGA	Net income *			% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY
PGA **	11,843	62,264	56,688	-9%	379%
PV	21,474	39,345	48,097	22%	124%
EPS ***	-14,502	3,823	-1,438	-138%	-90%
Consolidation adjustments	1,341	-2,233	-1,798	-19%	-234%
Contribution to Credicorp	13,184	60,031	54,890	-9%	316%

* Before minoritary interest.

** Legal name: El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros S.A. y Subsidiarias.

*** Includes medical subsidiaries results.

Pacifico Property and Casualty (PPS)

PPS reported earnings of PEN 8.9 million in 4Q14, which represents a 50.4% decline with regard to the PEN 18.0 million obtained in 3Q14. The decrease in this result was due to the fact that the underwriting result and financial income were lower. Nevertheless, this effect was offset by a drop in general expenses, higher miscellaneous income and lower income tax this quarter.

The underwriting result fell 30.6% QoQ. This was due primarily to an increase in the cost of acquisition and, to a lesser extent, to a higher loss ratio and a decrease in the net earned premium. Higher acquisition costs were due to an increase in underwriting expenses and commissions paid. Higher underwriting expenses were due to an extraordinary effect registered in 3Q14 relative to recovery on a claim from 2008. In terms of commissions, the increase was due primarily to an accounting adjustment from prior quarters in the Wholesale Lines of PEN 3.5 million (12.7% in 3Q14 and 15.0% in 4Q14).

The increase in the loss ratio was due primarily to the fact that there were more claims in the Car segment and fewer salvage sales. This led the loss ratio to increase from 53.3% in 3Q14 to 56.4% in 4Q14.

Finally, the net earned Premium fell -PEN 3.8 million QoQ. This was due primarily to a decrease in the ceded premium in Wholesale Lines and to an accounting adjustment from prior periods for PEN 7.6 million. Nevertheless, an increase in the net earned premium in the Private Health and Car lines helped offset the aforementioned events.

Net financial income fell -10.5% QoQ, which was primarily due to lower income from the sale of securities due to profit sharing in 3Q14 from the ENFOCA Risk Fund. The adverse environment of the local stock Exchange in 4Q14 impeded any efforts to generate large gains.

The decrease in general expenses (-PEN 6.0 million) was due to the fact that expenses for personnel reorganization fell PEN 6.5 million QoQ. This quarter, advertising expenses were also lower. The aforementioned was offset by higher expenses to structure the agreement with BanMedica in the Health businesses. These effects generated a decrease in the expense ratio in comparison to the net earned premium with regard to last quarter (26.1% versus 28.3%).

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Miscellaneous income increased 256.1% QoQ (+PEN 1.9 million). This was due primarily to the fact that in 4Q14, Stock Awards, bonds for brokers and extraordinary bonuses were released from previous periods.

Income tax totaled PEN 1.4 million in 4Q14, which is 87.5% lower than the PEN 11.3 million registered in 3Q14. This drop was due to a decrease in earnings this quarter and to a move to release a Deferred Tax following changes in tax rates (PEN 2 million).

Below, we provide details on the results of the business lines in property and casualty insurance:

Underwriting Result by Business Unit

	4Q13				3Q14				4Q14
Underwriting Result by Business Unit PEN million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	88.0	76.1	48.5	212.5	92.6	79.0	55.4	227.0	94.1	81.6	47.6	223.2
Underwriting results	3.4	14.0	24.4	41.7	24.1	16.0	43.3	83.4	24.6	15.7	17.6	57.9
Loss ratio	70.4%	72.9%	30.2%	62.1%	49.3%	70.5%	35.5%	53.3%	51.1%	70.5%	42.6%	56.4%
Underwriting results / net earned premiums	3.9%	18.4%	50.3%	19.6%	26.0%	20.3%	78.2%	36.7%	26.1%	19.2%	37.0%	25.9%

i)	The Car line posted an underwriting result of PEN 24.6 million in 4Q14, which represented a slight increase of 2.2% QoQ and 874.6% YoY. This improvement in the underwriting result was due primarily to i) an increase in the net earned premium and ii) a decrease in underwriting expenses due to the release of uncollectible premiums. This situation was offset by an increase in the loss ratio, which led the loss ratio to NEP to increase from 49.3% to 51.1%. The YoY increase in the underwriting result was due primarily to i) growth in the net earned premium (6.9% YoY), particularly in the Alliances and Bancassurance channels and ii) a reduction in the loss ratio (de 71.4% en 4T13 a 51.1% en 4T14) due to an adjustment in the product’s pricing model and a decrease in claims, which was attributable to an increase in deductibles.

ii)	The Private Medical line posted an underwriting result of PEN 15.7 million in 4Q14, which represented a 2.1% decline QoQ but revealed an 11.7% increase YoY. In terms of 3Q14, the decrease in the result was due to higher acquisition costs due to a process to regularize expenses corresponding to previous months. The YoY underwriting result increased 11.7% due primarily to an increase in the net earned premium, which was due primarily to more sales of individual products.

iii)	In the Property and Casualty line (P & C), the underwriting result totaled PEN 17.6 million in 4Q14, which represents a 59.4% drop QoQ and 30.2% YoY. With regard to 3Q14, the decrease in the underwriting result was due primarily to i) an increase in the underwriting result following the release of reinsurance uncollectibles in 3Q14 followed by ii) the negative effect of accounting regularizations from previous quarters relative to ceded premiums; lower provisions for payments to reinsurers brokers. The YoY underwriting result fell 30.2% due to an increase in the loss ratio this quarter (28.5% in 4Q13 versus 42.6% in 4Q14).

With these results, PPS obtained a combined ratio of 100.2% in 4Q14, which can be broken down into 56.4 points for net claims (loss ratio), 17.7 points for business acquisition costs, and 26.1 points for general expenses, which compared to the combined ratio in 4Q13 of 91.6%, reflects an increase of 860 basis points that can be broken down into 53.3 points for net claims (loss ratio), 9.9 points for business acquisition costs and 28.3 points for general expenses.

In YoY terms PPS reported a result of PEN 8.9 million, which represents a 27.9% increase with regard to the result obtained in 4Q13. Higher income this quarter was primarily attributable to an improvement in the underwriting result (+38.6%) as a result of an increase in the net earned premium in the Car and Private Medical lines, as well as to a lower loss ratio in the Car line. The lower loss ratio was in turn due to a drop in claims due to the increase in deductibles. The increase in miscellaneous income and a decrease in income tax helped offset the lower financial income and a less favorable translation result in 4Q14.

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2014 vs. 2013

PPS reported net earnings of PEN 32.6 million at the end of 2014, which is considerably higher than the –PEN 2.5 million loss posted at the end of 2013. This increase in earnings was due to an improvement in the underwriting result, lower general expenses, and higher miscellaneous income.

The improvement in the underwriting result was due to i) an increase in the net earned premium (+PEN 64.8 million) in all business segments but mainly in Private Medical and Car ii) a decrease in the net underwriting result due to a release of reinsurance uncollectibles in Wholesale Lines, and iii) a decrease in the loss ratio in the Car line due to adjustments to the product’s pricing model and to a decrease in claims following an increase in deductibles, which contributed decreasing the company’s loss ratio (62.0% versus 56.8% in 2014).

Lower general expenses are reflected in the drop in the loss ratio, which went from 29.5% in 2013 to 26.7% in 2014 due primarily to a strict and adequate control of expenses as part of the company’s effort to achieve operating excellence.

The improvement in net income YoY is even more remarkable considering that 2013 results incorporate exceptional profits from the sale of real estate assets for PEN 36.4 million and the sale of shares (Inversiones Centenario) for 23.8 million, both registered under financial income.

Pacifico Vida (PV)

Pacifico Vida reported earnings of PEN 48.1 million in 4Q14, which topped the PEN 39.3 million obtained in 3Q14 by 22.2%. This result was due to an improvement in the underwriting result; lower general expenses; and a higher translation result. Nevertheless, this effect was offset by lower net financial income and miscellaneous income.

The underwriting result posted an increase of +PEN 15.5 million (+116.7% QoQ), which was due primarily to an increase in net earned premiums (+PEN 15.6 million) and a decrease in the net underwriting result (-PEN 4.4 million) despite an increase in the loss ratio (+PEN 2.5 million) and an increase in commissions paid (+PEN 2.1 million).

The increase in net earned premiums was due primarily to the need to set aside fewer reserves due to i) a decrease in premium turnover in Annuities and ii) extraordinary reserves in 3Q14 in Statutory Life (due to changes in regulatory parameters).

A decrease in the underwriting result was due to profit sharing for reinsurance in the Credit Life, Individual Life and Group Life businesses for PEN 8 million, which are reported every year in the fourth quarter.

An increase in the loss ratio this quarter was primarily attributable to Group Life (+PEN 6.1 million) and SCTR (Complementary Insurance for High Risk Occupations) due to an increase in reserves for IBNR, Catastrophes and inflation. The aforementioned was offset by lower claims in Credit Life due to recoveries agreed on with BCP and lower-than-average claims.

The increase in commissions paid was seen primarily to Group Life and Credit Life and coincides with an increase in premium turnover and the fact that provisions were set aside in Group Life for the right to enter into retail alliances (Censosud and Falabella).

Financial income totaled PEN 68.8 million in 4Q14, which falls 9.3% below the PEN 75.8 million obtained in 3Q14 due to extraordinary income in 3Q14 on the sale of TESCO bonds and a move to redeem the certificate of deposit in the Bank of America Merril Lynch.

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Pacífico Vida

Products	Total Premiums			% Change
PEN million	4Q13	3Q14	4Q14	QoQ	YoY
Individual annuity	68.7	109.7	83.5	-23.9%	21.5%
Credit Life	60.7	66.2	67.3	1.7%	10.9%
Individual life	60.1	64.3	64.3	0.0%	7.1%
Group life	37.9	42.7	45.7	7.1%	20.8%
Personal accidents	13.9	14.8	15.0	1.9%	7.8%
Disability & survivor (Pension)	3.5	0.5	-0.1	-123.9%	-103.5%
Total	244.8	298.2	275.9	-7.5%	12.7%

In YoY terms, Pacifico Vida reported earnings of PEN 48.1 million, which represents a 124.0% increase with regard to the PEN 21.5 million obtained in 4Q13. This earnings increase was due to an improvement in the underwriting result; higher financial income; and a better translation result (+PEN 7.4 million).

The underwriting result reported an increase of +PEN 9.7 million, which was primarily associated with an increase in the net earned premium and a decrease in the loss ratio despite higher commissions and a higher net underwriting result.

The increase in the net earned premium (+PEN 16.0 million) was due primarily to 15.5% growth in premium turnover in all businesses combined (excluding the AFP business due to contract termination) and Annuities in particular, due to an increase in market share. Lower claims were recorded in the AFP lines given that the contract terminated in October 2013. As such, there was no need to set aside more reserves.

Financial income increased PEN 10.9 million due to i) higher interest due to an increase in yields on the portfolio following an investment in instruments denominated in Nuevos Soles in the long term and ii) higher leasing income due to an increase in the real estate portfolio.

2014 vs. 2013

Pacifico Vida reported net earnings of PEN 159.3 million at the end of 2014, which represents a 17.0% increase with regard to the PEN 136.1 million obtained in 2013. This improvement was due to an increase in financial income (+PEN 20.5 million) and a higher translation result (+PEN 36 million) despite a decrease in the underwriting result, higher general expenses and lower miscellaneous income.

In terms of contributions to earnings by business line in 2014, Credit Life weighed in with PEN 35.3 million, Annuities with PEN 30.8 million, Individual Life with PEN 29.3 million, AFP with PEN 28.8 million, Group Life with PEN 26.3 million and Personal Accidents with PEN 8.7 million.

Pacifico Salud (EPS) (Insurance)

EPS reported a loss of PEN 1.1 million in 4Q14, which represents a 140.7% decrease with regard to the PEN 2.7 million obtained in 3Q14. Lower income is due primarily to a decrease in the underwriting result (-PEN 5.0 million), in addition to slight growth in general expenses and lower net financial income.

The decrease in the underwriting result was due primarily to a 5.8% QoQ increase in the loss ratio, particularly in the Group Health and Facultative Insurance due to a reserves adjustment for claims incurred but not reported (IBNR) at year-end, which led the loss ratio to increase from 83.6% in 3Q14 to 86.7% in 4Q14. This was offset by an increase in premium turnover in the Group and Facultative Insurance business due to additional semi-annual contributions and an increase in the number of affiliates. Commissions paid dropped -13.0% QoQ due to a release of provisions for broker bonds.

In the YoY results, EPS reported a loss of -PEN 1.1 million, which represents a 20% improvement over the -PEN 1.4 million posted in 4Q13. This lower loss was primarily due to an improvement in the underwriting result and, to a lesser extent, to higher financial income and a decrease in income tax this quarter.

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The improvement in the underwriting result was due to an increase in the net earned premium- associated with Group and Facultative Insurance- which basically offset a higher loss ratio due to an adjustment on incurred but not reported claims (IBNR) at year-end (loss ratio of 86.7% in 4Q14 versus 86.4% in 4Q13). The aforementioned was offset by higher general expenses due to an increase in provisions for uncollectibles and personnel expenses, and ii) lower miscellaneous income given that in 4Q13, extraordinary income was registered (reserves released from an escrow account) that was not reported again in 4Q14.

2014 vs 2013

EPS reported net earnings, including subsidiaries, of PEN 10.1 million in 2014, which far exceeds the loss of -PEN 13.2 million posted at the end of 2013. This level was attributable to an increase in the underwriting result and higher financial income despite an increase in general expenses and a decrease in miscellaneous income.

The improvement in the underwriting result was due primarily to an increase in the net earned premium (+PEN 98.4 million) in the Group and Facultative Insurance lines. Nevertheless, this was offset by a higher loss ratio (going from 82.6% in 2013 to 83.9% in 2014) due to an increase in: i) the average cost of claims and ii) in Group Health’s share of total premiums versus SCRT Health’s share (Group Health’s loss ratio was 87% and SCTR Health’s was 52%).

Medical Subsidiaries

Medical subsidiaries reported a loss after minority interest of -PEN 0.3 million in 4Q14, which fell 130% below the PEN 1.1 million obtained in 3Q14. This decrease was due primarily to a drop in the underwriting result, which was associated primarily with a 6% drop in sales. The latter was in turn associated with i) lower bed occupancy due to a seasonal effect, ii) lower average ticket in the hospital line due to an increase in the average stay and iii) a decrease in available hospital capacity given that patient and operating rooms have been closed off for regulatory work.

General expenses increased 10% with regard to last quarter, which was due primarily to: i) an increase in provisions for uncollectibles due to efforts to clean up accounts receivables from previous periods; ii) and recognition of extraordinary expenses associated with legal suits and iii) liquidation expenses for personnel reorganization.

	Quarter			% Change
PEN (000)	4Q13	3Q14	4Q14	QoQ	YoY
Gross margin	25,364	35,997	30,623	-15%	21%
Financial income *	-125	-382	3,592	-1040%	-2974%
Operating expense	38,858	32,293	35,548	10%	-9%
Income before minority interest	-11,945	1,327	-312	-124%	-97%
Net income	-10,388	1,143	-347	-130%	-97%

 * Considers Other income.

2014 vs. 2013

The medical subsidiaries reported earnings of PEN 0.8 million versus a loss of PEN 24.0 in 2013. Growth in sales, which was due to higher occupancy levels, new lines of business, an increase in average client billing as well as an adequate strategy to control spending, contributed to a better result this quarter.

At the end of 2014, Pacifico and the Grupo Banmedica de Chile, which is the largest private health conglomerate in the region, formalized a partnership that has allowed us to consolidate as the largest private health group in Peru – with the incorporation of Clínica San Felipe and Laboratorios ROE – to strengthen our health insurance proposition and improve our level of health care services throughout the country.

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VIII. Prima AFP

Main financial indicators	Quarter			Change %		Year ended		Change %
(PEN thousand) (1)	4Q13	3Q14	4Q14	QoQ	YoY	dec 13	dec 14	Dec 14 / Dec 13
Income from commissions	96,801	98,312	97,534	-0.8%	0.8%	371,482	385,463	3.8%
Administrative and sale expenses	(41,250)	(36,391)	(38,532)	5.9%	-6.6%	(153,463)	(144,854)	-5.6%
Depreciation and amortization	(4,954)	(5,043)	(5,498)	9.0%	11.0%	(19,194)	(20,606)	7.4%
Net operating income	50,597	56,878	53,503	-5.9%	5.7%	198,825	220,003	10.7%
Other income and expenses, net	(2,590)	(763)	(2,204)	188.9%	-14.9%	(4,991)	865	-117.3%
Employee profit sharing	-	-	-	#DIV/0!	#DIV/0!	-	-	n.a.
Income tax	(13,843)	(18,961)	(14,263)	-24.8%	3.0%	(58,335)	(67,868)	16.3%
Net income before translation results	34,163	37,154	37,036	-0.3%	8.4%	135,499	152,999	12.9%
Translations results	44	209	50	-76.1%	14.9%	2,844	364	-87.2%
Net income	34,207	37,363	37,086	-0.7%	8.4%	138,342	153,364	10.9%
ROAE (2)	28.6%	29.0%	26.2%	-	-	31.4%	29.8%
Total assets	815,677	844,349	912,761	8.1%	11.9%
Total liabilities	315,167	308,820	316,799	2.6%	0.5%
Net shareholders' equity	500,510	535,529	595,962	11.3%	19.1%

(1) IFRS

(2) Net shareholder´s equity include unrealized gains from Prima´s investment portfolio

In the fourth quarter of 2014, Prima AFP’s net income totaled PEN 37.1 million, which represents return on equity of 26.2%. This net result is slightly lower than last quarter’s level but 8.4% higher than the figure posted for the same period last year given that in the last month of the year, quarterly results incorporate (i) provisions for deferred income of PEN 1.3MM, which will be explained later in the report; (ii) more expenses for marketing for advertising and affiliate services in the last quarter of the year (seasonal end-of-year campaign), and (iii) diverse end-of-year provisions (tax provisions for SUNAT audits).

It is important to note that Prima AFP’s income has remained stable despite (i) an increase in market share of the AFP that won the tender process for the exclusive right to new affiliations, and (ii) the low level of economic growth in the country, which directly affects pension fund administrators, whose income is based their affiliates’ remuneration.

It is also important to note that net income in 4Q14 incorporates a positive adjustment for PEN 5.9 MM in the income tax line due to the tax changes decreed by the Peruvian government, which cut corporate income taxes as of 2015. In this context, Prima AFP made adjustments to the deferred income account in December 2014, which contributed to a stable net result.

The table below presents the main indicators for Prima AFP and SPP:

Quarterly main indicators and market share	PRIMA 3Q14	System 3Q14	% Share 3Q14	PRIMA 4Q14	System 4Q14	% Share 4Q14
Affiliates	1,462,728	5,681,955	25.7%	1,460,015	5,727,865	25.5%
New affiliations (1)	189	101,335	0.2%	1	58,817	0.0%
Funds under management PEN million	35,606	110,947	32.1%	36,741	114,503	32.1%
Collections PEN million (1)	684	2,041	33.5%	688	2,084	33.0%
Voluntary contributions PEN million	249	575	43.3%	256	580	44.1%
RAM PEN million (2)	2,036	6,111	33.3%	2,048	6,165	33.2%

Source: Superintendencia de Banca, Seguros y AFP

(1) Accumulated to the Quarter. Prima AFP's new affiliations correspond to fishing workers

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees. Source: Compiled by authors. Estimates november 2014.

Commercial Results

At the end of 4Q14, there were 5.7 million affiliates in the SPP. In the fourth quarter of 2014, new affiliations to the System totaled 58,817, which represent a 42.0% decline with regard to the capture rate in 3Q14. This drop was due to the fact that in 3Q14, close to 38,000 independent affiliates were captured. In 4Q14, this capture level was not replicated given that the law decreeing that all independent workers must contribute to pension funds was appealed. If we exclude this effect, new affiliate capture reflects a decline of 7% with regard to the previous quarter.

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Prima AFP’s funds under management at the end of 2014 totaled PEN 36,741 MM, which represents 32.1% of the System’s total FuMs. In comparison to last quarter (PEN 35,606 million); the company’s portfolio under management reflects growth of 3.2%.

Collections for new contributions to Prima AFP’s fund under management totaled PEN 688 million, which represents 33.0% of SPP’s total collections. Prima AFP’s collections volume posted slight growth of 0.5% with regard to 3Q14.

In terms of the RAM indicator (month insurable remuneration, which is the income base for AFPs), the company reported a figure of PEN 2,048 million at the end of November 2014 and posted a market share of 33.3%. In comparison to last quarter, market share fell 0.3%. This decline was due to the fact that the AFP that won the tender process for the exclusive right to new affiliates registered an increase in its market share.

Investments

In the international ambit in the last quarter of this year, relevant differences were evident in the evolution of the world’s main regions. The Federal Reserve of the United States finalized its progressive program to cut its monetary stimulus, while the European Central Bank (ECB) and the Central Bank of Japan (BoJ) continued to implement expansive monetary policy measures in a weaker-than-expected context for economic growth. Finally, the Chinese economy is seeking to strike a balance between growth and reforms.

On the local scene, the indicators of economic activity continued to be weak, as is reflected in economic figures that were lower-than-expected. The Central Bank of Peru (BCRP) continued to follow an expansive policy by implementing reductions in reserve requirements and other measures.

Peru’s equity market performed negatively this quarter. The General Index of the Lima Stock Exchange (IGBVL) drew back 8.8% due, among other factors, to a drop in commodities prices that led to a subsequent decline in the value of the shares of the most important global mining companies. Uncertainty regarding economic growth in China had a negative effect on different assets associated with emerging markets. In this context, Prima AFP continues to make efforts to diversity and optimize its investment portfolios to obtain better risk-adjusted profitability levels.

The aforementioned events were reflected in the profitability of our funds under management, which in the last 12 months (December 2014 / December 2013) obtained nominal yields of 7.8%, 9.6% and 7.6% for Funds 1, 2 and 3, respectively. In this context, Prima AFP ranked fourth in Fund 1 and first in Funds 2 and 3 within the system’s profitability ranking.

A long term analysis reveals that from the point at which the system was created to date (2014 / 1994), the annualized profitability of the funds managed by the AFP for fund 2 was 12.2% in nominal terms and 7.5% in real terms.

The table below shows the structure of Prima AFP’s funds under management in the fourth quarter of 2014:

Funds under management	sep-14	% Share	dec-14	% Share
Fund 1	4,212	11.8%	4,424	12.0%
Fund 2	23,447	65.9%	24,264	66.0%
Fund 3	7,947	22.3%	8,053	21.9%
Total US$ millon	35,606	100%	36,741	100%

Source: Superintendencia de Banca, Seguros y AFP

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Financial Results

Income

Prima AFP’s fee income in the fourth quarter of the year totaled PEN 97.5 MM, which represents minimal quarterly and year-on year variations of -0.8% and 0.8% respectively. This slight decline was due to provisions for deferred income for PEN 1.3MM. These provisions were set aside given that some affiliates may stop paying commissions to the AFP in the future but will still receive pension administration services (this is the case of non-contributors and retirees). Deferred income is calculated by using the discount (present value) on forecasts for expenses stemming from fund administration and pensioner services for these clients. For this reason, Prima up-dates its forecasts every quarter and any difference in the result, whether in favor or against, is registered in the Income Statement on the income line.

Below, we list the current commission schemes that apply to our affiliates depending on their commission preference (only one option can be chosen):

i)	Commission for flow: 1.60% applied to the affiliates’ monthly remuneration.

ii)	Mixed Commission: Mixed commission: composed of a flow commission of 1.51%, which is applied to affiliates’ monthly remuneration, plus a commission of 1.25% a year, which is applied to the new balance (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

Expenses

Expenses for administration and sales in 4Q14 totaled PEN 38.5 MM. This represented an increase of 5.9% with regard to last quarter, which was due primarily to a seasonal increase in marketing expenses (more expenditure execution during this period of the year).

Expenses for depreciation and amortization in 4Q14 totaled PEN 5.5 MM, which tops last quarter’s level by 9.0%. These expenses include charges for amortization of intangibles (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization of real estate property, equipment and systems.

In the fourth quarter of 2014, operating income totaled PEN 53.5 MM. The QoQ comparison reflects a decrease of 5.9%, which was primarily due to higher expenses in 4Q14. Nevertheless, the YoY analysis reflects an increase of 5.7%.

In terms of other income and expenses, the QoQ increase in expenses was due to the fact that tax provisions were set aside in the last quarter for audits by the tax superintendence. As such, the QoQ comparison of this line reveals an increase of 188.9% while the YoY analysis indicates a decrease of 14.9%.

In 4Q14, return on average equity (ROAE)[1] was situated at 26.2% while in 2014; Prima AFP’s ROAE reached 29.8%. If we isolate the extraordinary effects generated this year (income deferral, reversals and adjustments to the income tax and earnings on real estate sales), Prima AFP’s ROAE would be 23.1% and 29.7% for 4Q14 and 3Q14 respectively and 28.8% for 2014.

At the end of 2014, Prima AFP reported an asset level of PEN 912.8 million; net shareholders’ equity of PEN 596.0 million and liabilities for PEN 316.8 million.

4 ROAE calculation on total equity (includes unrealized gains on reserves)

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Other relevant aspects

Tender for Affiliates

In accordance with Circular N° 143-2014, the second affiliate tender for pension fund management in the Private Pension System (SPP) took place on 18.12.14. Based on the guidelines and conditions to participate in this tender, Prima AFP decided not to participate in order to focus on maintaining customer service levels and the value proposition that the company offers its affiliates. The overall objective is to strengthen Prima AFP’s position in the market. The company that won the first tender was eventually awarded the exclusive right to capture new affiliates for an additional 2 years (June 2015 – May 2017).

Insurance Tender

The tender process for insurance companies interested in managing disability, survival and burial insurance in the SPP under a collective policy was held on 19.12.2014. As a result, six companies won the right to collectively manage this insurance. The new insurance premium is equivalent to 1.33% of an affiliate’s monthly remuneration and is applicable to all affiliates in the SPP. This represents an increase with regard to the current Premium of 1.23%. This new premium will be applicable during the period that will run from January 01, 2015 to December 31, 2016.

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IX. Economic Outlook

In October and November 2014, economic activity posted an advance of 2.4% YoY and 0.3% YoY respectively. In 4Q14, the Peruvian economy more than likely grew around 1.5% YoY, which falls slightly below the figure observed in 3Q14 (1.8% YoY) and 2Q14 (1.7% YoY). It is important to note that the comparative base for the annual calculation is high (growth in 4Q13 was 7.2% YoY). Nevertheless, the growth registered in 1Q14 (5.1% YoY) implies that annual expansion in 2014 was situated at around 2.5%. The deceleration in 2014 was also due to supply shocks in the primary sectors (-2.1%), which posted their worst year since 1992.

This weakness continued during the last quarter (October: 0.4%; November: -7.3%). The deterioration in the fishing sector (October: -9.7%, November: -68.7%), which was adversely affected by the fact that there was no second fishing season in the north and center of the country and by a significant reduction in anchovy captures (in Nov-14 there was no fishing of this species), led to a decline in primary manufacturing (October: -11.4%, November: -41.4%) when fishmeal and canned product production fell (October: -11.1%, November: -87.6%). This was accompanied by weak mining activity (October: 0.2%, November: -1.6%), which continued to experience adverse supply shocks due to lower ore grades and lower-than-expected production levels at some important projects. This also affected primary manufacturing given that it reduced activity in some industries, including non-ferrous precious metal refining (October: -23.8%, November: -24.5%).

A decline in expenditure was due primarily to a deceleration in public expenditure. Public investment was weak (4Q14: -3.0%), particularly at the regional (4Q14: -17.0%) and local (4Q14: -5.8%) government levels and despite the fact that the national government increased its expenditure (4Q14: 40%).

In mid-November, the government announced a new package of measures for the equivalent of 2.2% of GDP to boost expectations and reactivate private investment. These measures include: (i) reducing taxes (0.8% of GDP), (ii) increases in expenditure that is not contemplated in the Budget Bill 2015 (0.8% of GDP), and (iii) continuity and maintenance of investments (0.6% of GDP). The main tax measures include modifications to corporate income tax to encourage earnings reinvestment and investment: third category income tax will be gradually reduced from 30% to 26% by 2019 (in 2015, it fell to 28%) while the dividend rate will increase from 4.1% to 9.3% in 2019 (in 2015 it will increase to 6.8%). Personal income tax will also fall in the low income segment from 15% to 8%. Additionally, steps have been taken to simplify the system for IGV withholding to free up resources in the private sector for the equivalent of 0.4% of GDP. Although the fiscal deficit may be around 2.40% of GDP in 2015 due to these measures, Peru’s strong fiscal position (fiscal surplus in previous years, public debt below 20% of GDP and fiscal savings for around 15% of GDP) will allow it to implement this package without affecting sustainability.

In 2015, the economy is expected to grow around 4.5% due to the following factors: (i) normalization of production or start-up at mining projects (Toromocho, Constancia, Antamina, etc.); (ii) more investment in project infrastructure that has already been awarded (Line 2 of the Metro, the Southern Peruvian Gas Pipeline, Refinery at Talara); and (iii) the impact of expansive monetary and fiscal policies. On the monetary side, cuts in reserves in local currency reserve requirements, which are currently situated at 9.0%, and the delayed effect of the last two reductions in the monetary policy rate in September and January (from 3.75% to 3.50% and 3.50% to 3.25% respectively) will provide support for growth. This will be accompanied by an income tax cut for the lowest income segment (which represents a stimulus of 0.8% of GDP) and an increase in public expenditure (stimulus of 1.4% of GDP). Finally, the decline in the international oil price (-50% since its first peak in June-14 approximately) will also have a net positive effect.

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GDP Growth

(Var. YoY %)

Source: BCRP

External Sector

In January-November, exports totaled USD 34.9 thousand MM, which represents a decline of 9.0% with regard to the same period last year. Imports totaled USD 37.7 thousand MM, which constitutes a drawback of 3.5%. In this context, the accumulated trade deficit in the first eleven months of the year totaled USD 2.7 thousand MM. This took place in a scenario in which the terms of exchange fell 4.2% between January-November with regard to the same period in 2013. In the first eleven months of 2014, export prices fell 7.1% while the volume of deliveries dropped 2.4%.

The weak evolution of the primary sectors, particularly mining, was reflected in external accounts. Traditional exports fell 14.3% between January and November, which was driven mainly by a decrease in gold deliveries (-33%) and copper (-8%). In contrast, non-traditional exports increased 6.0%. On the import side, the 5.9% decline in capital goods was noteworthy.

In October and November, exports fell USD 3,264 MM and USD 3,002 MM respectively. Traditional exports, gold dispatches (October: USD 487 MM, November: USD 361 MM) and copper (October: USD 738 MM, November: USD 744 MM) continue to account for approximately 36% of the total. Imports totaled USD 3,560 MM in October and USD 3,255 MM in November. The trade deficit was USD 296 and USD 253 MM respectively for both these months.

The weak trade balance continued to affect the current account’s results. In 3Q14 (the last data available to date), the deficit in the current account fell to 4.5% from 6.6% reported in 2Q14. The current transfers made in 3Q14 due to the sale of the Las Bambas mining project contributed to reducing the deficit. According to BCRP, the current account deficit for the whole year was 4.4%..

In the coming years, the deficit in the current account should fall as new mining projects begin operations and existing projects increase their pace of production: Toromocho, Constancia, expansion at Cerro Verde, etc. A decrease in international oil prices will also help to maintain the current account deficit at 4.4% in 2015, and reduce it to 3.7% in 2016.

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Exports and Imports (Moving average 3m – var. annual %)	Current Account Balance (As % of GDP, moving average 4Q)
Source: BCRP	Source: BCRP

Prices and the exchange rate

Inflation in 2014 was 3.2%, which is slightly higher than BCRP’s target (2.0% +/- 1pp); nevertheless, the variation in prices was lower than that observed in various countries in the region such as Colombia (3.5%), Mexico (4.2%), Chile (5.3%), and Brazil (6.5%). In 2015, we expect inflation to converge at the average point of the target range. This should occur in a context marked by a negative product gap and lower oil prices.

At the end of 2014, the exchange rate was situated at USDPEN 2.9795, which represents an annual depreciation of 6.54% (the majority of which took place in 4Q14 (3.10%). Nevertheless, currency depreciation in 2014 was lower than that seen in Peru’s regional peers: Colombia (23.2% in 2014, 17.4% in 4Q14), Chile (15.4% in 2014, 1.4% in 4Q14), Brazil (12.5% in 2014, 8.6% in 4Q14) and Mexico (12.4% in 2014, 9.1% in 4Q14). Additionally, depreciation this year was lower than last year’s figure of 9.6%. The factors that drove these depreciatory pressures at the regional level include: (i) the fact that the dollar rallied worldwide against all currencies, including G10 and emerging currencies, due to the expectation that the FED would increase its interest rate and growth would increase in the USA; (ii) the decline in international prices for raw materials such as oil and copper; and (iii) weakness and in some cases deceleration in local economies.

In a context of weak growth and an expected decline in inflation, BCRP cut its reference rate from 3.50% to 3.25% at its monetary policy meeting in January 2015 (BCRP had not made cuts since September 2014 when it cut the rate by 25bps). BCRP’s announcement indicates that the reference level is compatible with an inflation forecasts that converges more quickly to a goal of 2.0% (+/-1pp) in 2015 considering that: (i) economic activity continues to grow below its potential; (ii) expectations for inflation continue to be situated within the target range; (iii) recent international indicators show mixed signs of recovery in the global economy as well as more volatility in the financial markets; and (iv) lower oil prices have begun to transfer to the internal market.

To reduce exchange volatility, in January 2015, the Central Bank introduced an additional reserve requirement for local currency that will apply only when daily and weekly transactions with exchange derivatives exceed certain limits. The daily parameter is equivalent to amounts that exceed between 10% of the cash equity of a financial entity and USD 100 MM while the weekly limit is equivalent to between 30% of the institution’s cash equity and USD 400 MM.

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Consumer Price Index (Annual percentage variations)	Exchange rate, end of period (Soles per USD)
Source: BCRP	Source: BCRP

Fiscal Aspects

In 2014, the non-financial public sector reported a deficit of PEN 755 MM, which is equivalent to 0.1% of GDP, after registering a surplus of 0.9% in 2013. This is the first deficit registered since 2010 and responds to an increase of 9.9% in real terms of public expenditure (to PEN 123.5 thousand MM). In this context, current expenditure rose 10.4% (to PEN 89.3 thousand MM) while capital expenditure contracted 1.0% (to PEN 34.2 thousand MM). Income in the public sector grew 2.8% in real terms (to PEN 128.5 thousand MM): tax revenues grew 3.3% (to PEN 97.8 thousand MM) while non-tax revenue increased 1.2% (to PEN 30.7 thousand MM).

In 4Q14, the Ministry of Economy and Finance (MEF) conducted a series of significant debt transactions. First, on October 30, MEF repurchase sovereign debt for a total of PEN 3.21 thousand MM by withdrawing Sovereign Bonds 2015 y 2020 (denominated in Nuevos Soles) and Global Bonds Peru 2015, 2016 and 2019 (denominated in foreign currency). The public treasury the largest debt placement in its history for a total of PEN 8,860 MM, of which PEN 7,410 (83%) corresponded to the new Sovereign Bond 2024 (denominated in local currency). The remainder of the placement corresponded to the reopening of Global Bond Peru 2050 (denominated in US Dollars). Finally, and after the announcement of new stimulus measures at the end of November 2014, the Government approved the internal issuance of sovereign bonds for PEN 3,000 MM to finance investment projects.

In 2015, we expect the fiscal deficit to situate around 2.0% due to the government’s stimulus measures. Additional fiscal stimuli via tax cuts and more public expenditure do not put fiscal stability at risk due to the fact that the surplus posted in years past has allowed the government to accumulate savings for around 15% of GDP while public debt is situated at low levels (19.7% of GDP at the end of 2014).

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Economic Result (As % of GDP accumulated over the last 12 months)	Public Debt (As % of GDP)
Source: BCRP	Source: BCRP

Financial Sector

Growth in lending to the private sector moderated in the second half of 2014, going from rates of around 14% at the beginning of the year to 10.5% YoY in December 2014. This deceleration was concentrated primarily in lending in foreign currency, which contracted 0.6% YoY in December 2014 and has decelerated since mid-year due, at least partially; to the increase in the exchange rate (depreciation in 2014 was 6.5%). In contrast, loans in Nuevos Soles grew 18.6% YoY. Nevertheless, this item also shows signs of deceleration given that at the beginning of 2014, loans in national currency grew at a rate that topped 20% YoY. This deceleration was in line with less dynamism in internal demand despite the reductions in reserve requirements in local currency from 14.0% to 9.0% (BCRP cut its reserve requirement from 9.0% to 8.5% in January 2015).

The differentiated dynamic between loans in Nuevos Soles and loans in US Dollars continued throughout 2015 due to the difference in reserve requirements, the volatility of the exchange rate and the measures adopted by BCRP to stimulate the economy’s dedollarization (currently 38.1% in loans and 40% in deposits). Along these lines, the monetary authority approved measures to provide enough liquidity in national currency (LC) for an amount equivalent to up to 10% of financial entities’ legal reserve obligations in FC, which will gradually inject PEN 9,000 MM. Additionally, BCRP will provide foreign currency at spot prices to finance entities that engage in redenomination of their foreign currency loans.

Second, BCRP created additional reserves requirements in dollars at entities whose loans in FC do not fall 5% in June 2015 or 10% in December 2015 with regard to the total balance registered in September 2013. The entity will also apply additional reserve requirements in US Dollars in the case of home and car loans in FC that fail to fall more than 10% in June 2015 and 15% by December 2015 with regard to February 2013. These measures will not affect lending for foreign trade or long-term financing for projects.

This accompanies two recent reductions in reserve requirements in national currency, which fell from 9.5% to 8.5%, and cuts in requirements for current accounts, which went from 2.5% to 1.5%, as well as an increase in the marginal reserve requirement in foreign currency, which went from 50% to 60%. The latter measure is meant to increase the dedollarization of deposits.

59

Credit to the private sector

(Var. YoY %)

Source: BCRP

Main Economic Indicators

	2012	2013	2014
	Year	Year	IQ	IIQ	IIIQ

GDP (US$ MM)	192,933	202,316	48,011	51,202	51,686
Real GDP (var. %)	6.0	5.8	5.1	1.7	1.8
GDP per-capita (US$)	6,387	6,639	6,267	6,669	6,717.1

Domestic demand (var. %)	8.0	7.0	3.8	1.5	2.4
Consumption (var. %)	6.1	5.3	5.2	4.1	4.0
Private Investment (var. %)	16.3	7.6	1.9	-4.0	-2.9

CPI (annual change, %)	2.6	2.9	3.38	3.45	2.74

Exchange rate, eop (S/. per US$)	2.55	2.80	2.81	2.80	2.89
Devaluation (annual change, %)	-5.4	9.63	8.50	0.47	3.95
Exchange rate, average (S/. per US$)	2.63	2.73	2.81	2.80	2.86

Non-Financial Public Sector (% of GDP)	2.3	0.9	6.0	3.1	-1.7
Central government current revenues (% of GDP)	19.1	18.9	20.8	19.5	17.8
Tax Income (% of GDP)	16.5	16.3	18.0	16.8	15.4
Non Tax Income (% of GDP)	2.6	2.5	2.8	2.7	2.4
Current expenditures (% of GDP)	12.4	12.8	11.4	13.3	13.5
Capital expenditures (% of GDP)	4.4	4.7	3.8	3.8	5.5

Trade Balance (US$ MM)	5,232	-40	-598	-1,350	-882
Exports (US$ MM)	46,367	42,177	9,360	9,041	9,655
Imports (US$ MM)	41,135	42,217	-9,958	-10,391	-10,536
Current Account Balance (US$ MM)	-6,281	-9,126	-2,639	-3,379	-2,316
Current Account Balance (% of GDP)	-3.3	-4.5	-5.5	-6.6	-4.6

Source: BCRP. Data subject to revision.

60

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

61

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In PEN thousands, IFRS)

		As of		% Change
	Dec-13	Sep-14	Dec-14	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,464,230	3,532,840	4,351,596	23.2%	25.6%
Interest bearing	18,458,069	20,722,989	21,161,164	2.1%	14.6%
Total cash and due from banks	21,922,300	24,255,829	25,512,760	5.2%	16.4%

Trading securities	1,743,695	3,259,704	2,824,442	-13.4%	62.0%

Loans	64,294,241	75,680,558	79,889,948	5.6%	24.3%
Current	62,857,021	73,718,663	77,880,838	5.6%	23.9%
Past due	1,437,220	1,961,895	2,009,109	2.4%	39.8%
Less - net provisions for possible loan losses	(2,263,649)	(3,168,154)	(3,308,220)	4.4%	46.1%
Loans, net	62,030,592	72,512,404	76,581,728	5.6%	23.5%

Investments securities available for sale	18,377,298	18,009,518	15,868,893	-11.9%	-13.6%
Investments held to maturity	676,976	2,122,790	2,669,778	25.8%	294.4%
Reinsurance assets	578,721	476,608	468,137	-1.8%	-19.1%
Premiums and other policyholder receivables	576,049	547,229	578,297	5.7%	0.4%
Property, plant and equipment, net	1,976,073	2,025,760	2,062,744	1.8%	4.4%
Due from customers on acceptances	189,187	175,687	167,654	-4.6%	-11.4%
Other assets	6,472,575	9,268,502	8,716,979	-6.0%	34.7%

Total assets	114,543,466	132,654,031	135,451,411	2.1%	18.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	18,417,778	19,182,538	20,574,593	7.3%	11.7%
Interest bearing	50,013,449	55,680,694	56,585,901	1.6%	13.1%
Total deposits and Obligations	68,431,226	74,863,232	77,160,494	3.1%	12.8%

Due to banks and correspondents	9,915,747	16,012,000	16,141,403	0.8%	62.8%
Acceptances outstanding	189,187	175,687	167,654	-4.6%	-11.4%
Reserves for property and casualty claims	4,264,469	785,811	780,867	-0.6%	-81.7%
Reserve for unearned premiums	720,247	4,404,310	4,616,192	4.8%	540.9%
Reinsurance payable	232,496	221,007	220,910	0.0%	-5.0%
Bonds and subordinated debt	14,271,117	15,229,395	15,096,612	-0.9%	5.8%
Other liabilities	4,175,873	6,882,726	6,641,255	-3.5%	59.0%
Total liabilities	102,200,362	118,574,168	120,825,387	1.9%	18.2%

Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,127)	(208,305)	(208,184)	-0.1%	0.0%
Capital surplus	275,569	299,927	302,941	1.0%	9.9%
Reserves	8,115,309	9,303,397	9,316,314	0.1%	14.8%
Unrealized gains	674,961	734,502	789,940	7.5%	17.0%
Retained earnings	1,654,808	1,965,538	2,459,451	25.1%	48.6%

Minority interest	511,593	665,812	646,570	-2.9%	26.4%

Total liabilities and net shareholders' equity	114,543,466	132,654,031	135,451,411	2.1%	18.3%

Off balance sheet	45,508,601	53,438,835	60,364,716	13.0%	32.6%

62

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	4Q13	3Q14	4Q14	QoQ	YoY	Dec-13	Dec-14	Dec 14 / Dec 13
Interest income and expense
Interest and dividend income	1,848,063	2,248,936	2,282,651	1.5%	23.5%	7,114,311	8,578,665	20.6%
Interest expense	(528,641)	(562,752)	(571,253)	1.5%	8.1%	(2,149,760)	(2,168,859)	0.89%
Net interest income	1,319,422	1,686,184	1,711,398	1.5%	29.7%	4,964,551	6,409,805	29.1%

Net provisions for loan losses	(348,981)	(433,219)	(437,258)	0.9%	25.3%	(1,238,279)	(1,715,809)	38.6%

Non financial income
Fee income	604,641	614,777	685,363	11.5%	13.4%	2,268,634	2,521,829	11.2%
Net gain on foreign exchange transactions	129,373	164,097	187,945	14.5%	45.3%	536,169	625,069	16.6%
Net gain on sales of securities	28,347	75,592	(38,271)	-150.6%	-235.0%	81,902	212,943	160.0%
Other	34,057	26,821	30,883	15.1%	-9.3%	95,519	145,368	52.2%
Total non financial income, net	796,419	881,287	865,920	-1.7%	8.7%	2,982,225	3,505,209	17.5%

Insurance premiums and claims
Net premiums earned	524,932	555,160	569,851	2.6%	8.6%	2,136,549	2,188,239	2.4%
Net claims incurred	(361,787)	(358,492)	(375,056)	4.6%	3.7%	(1,465,578)	(1,426,733)	-2.7%
Net technical commissions and expenses	(60,338)	(79,030)	(90,802)	14.9%	50.5%	(287,100)	(338,608)	17.9%
Total Insurance services technical result	102,806	117,638	103,992	-11.6%	1.2%	383,871	422,898	10.2%

Medical services gross margin	12,990	28,813	23,467	-18.6%	80.7%	64,147	98,232	53.1%

Operating expenses
Salaries and employees benefits	(526,824)	(672,540)	(680,338)	1.2%	29.1%	(2,215,035)	(2,659,122)	20.0%
Administrative and general expenses	(509,491)	(487,216)	(566,463)	16.3%	11.2%	(1,747,189)	(1,930,483)	10.5%
Depreciation and amortization	(96,969)	(105,443)	(129,616)	22.9%	33.7%	(351,227)	(433,787)	23.5%
Other	(128,522)	(84,368)	(148,227)	75.7%	15.3%	(223,820)	(307,796)	37.5%
Total operating expenses	(1,261,806)	(1,349,566)	(1,524,644)	13.0%	20.8%	(4,537,272)	(5,331,188)	17.5%

Operating income	620,850	931,137	742,875	-20.2%	19.7%	2,619,243	3,389,147	29.4%
Translation result	(13,564)	2,603	(1,751)	-167.3%	-87.1%	(284,072)	430	-100.2%
Income taxes	(188,448)	(275,364)	(257,220)	-6.6%	36.5%	(777,630)	(968,333)	24.5%

Net income	418,838	658,376	483,903	-26.5%	15.5%	1,557,541	2,421,245	55.5%
Minority interest	(3,536)	12,941	(11,703)	-190.4%	231.0%	18,832	33,394	77.3%
Net income attributed to Credicorp	422,374	645,435	495,606	-23.2%	17.3%	1,538,709	2,387,851	55.2%

63

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	4Q13	3Q14	4Q14	Dec 13	Dec 14
Profitability
Net income per common share (PEN per share) (1)	5.30	8.09	6.21	19.29	29.94
Net interest margin on interest earning assets (2)	5.16%	5.75%	5.65%	5.1%	5.7%
Return on average total assets (2)(3)	1.5%	2.0%	1.5%	1.4%	1.9%
Return on average shareholders' equity (2)(3)	14.6%	19.7%	14.5%	13.7%	18.5%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.24%	2.59%	2.51%	2.24%	2.51%
NPL ratio	2.81%	3.26%	3.33%	2.81%	3.33%
Coverage of PDLs	157.50%	161.48%	164.66%	157.50%	164.66%
Coverage of NPLs	125.14%	128.32%	124.52%	125.14%	124.52%
Reserves for loan losses / Total loans	3.52%	4.19%	4.14%	3.52%	4.14%

Operating efficiency
Oper. expenses as a percent. of total income (5)	43.7%	41.5%	43.3%	43.3%	42.4%
Oper. expenses as a percent. of av. tot. assets (2)(3) (5)	4.0%	3.9%	4.1%	3.9%	4.0%

Average balances (millions of PEN) (3)
Interest earning assets	102,118	117,173	121,105	97,301	112,982
Total assets	113,181	129,898	134,053	109,734	124,997
Net shareholder's equity	11,605	13,111	13,697	11,230	12,905

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses exclude Other expenses.

64

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In PEN thousands, IFRS)

		As of		% Change
	Dec 13	Sep 14	Dec 14	QoQ	YoY
ASSETS
Cash and due from banks	21,438,863	23,523,820	24,774,780	5.3%	15.6%
Cash and BCRP	19,586,807	18,797,146	18,547,244	-1.3%	-5.3%
Deposits in other Banks	1,658,117	4,286,929	6,196,766	44.6%	273.7%
Interbanks	189,462	435,939	30,002	-93.1%	-84.2%
Accrued interest on cash and due from banks	4,477	3,806	768	-79.8%	-82.8%

Trading securities	1,219,185	2,460,868	1,967,385	-20.1%	61.4%

Loans	62,352,702	73,636,007	77,521,459	5.3%	24.3%
Current	60,916,998	71,675,541	75,513,882	5.4%	24.0%
Past Due	1,435,704	1,960,466	2,007,577	2.4%	39.8%
Less - net provisions for possible loan losses	(2,261,892)	(3,167,014)	(3,307,250)	4.4%	46.2%
Loans, net	60,090,810	70,468,993	74,214,209	5.3%	23.5%

Investment securities available for sale	10,433,313	9,336,182	7,027,752	-24.7%	-32.6%
Investment held to maturity	676,975	2,122,790	2,669,777	25.8%	294.4%
Property, plant and equipment, net	1,388,993	1,547,011	1,582,040	2.3%	13.9%
Due from customers acceptances	189,187	175,687	167,654	-4.6%	-11.4%
Other assets	3,052,804	4,165,530	3,728,027	-10.5%	22.1%

Total assets	98,490,130	113,800,881	116,131,624	2.0%	17.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	64,771,582	70,820,125	72,863,246	2.9%	12.5%
Demand deposits	20,796,426	22,766,750	23,788,719	4.5%	14.4%
Saving deposits	17,764,196	19,965,805	21,214,171	6.3%	19.4%
Time deposits	19,329,112	21,466,868	20,864,602	-2.8%	7.9%
Severance indemnity deposits (CTS)	6,682,125	6,390,609	6,763,832	5.8%	1.2%
Interest payable	199,723	230,093	231,922	0.8%	16.1%

Due to banks and correspondents	12,095,976	17,871,327	17,805,105	-0.4%	47.2%
Bonds and subordinated debt	11,564,737	12,644,297	12,891,764	2.0%	11.5%
Acceptances outstanding	189,187	175,687	167,654	-4.6%	-11.4%
Other liabilities	1,543,589	2,605,865	2,315,757	-11.1%	50.0%

Total liabilities	90,165,071	104,117,301	106,043,526	1.9%	17.6%

Net shareholders' equity	8,306,919	9,513,534	9,930,296	4.4%	19.5%
Capital stock	3,459,237	4,429,372	4,429,372	0.0%	28.0%
Reserves	2,203,368	2,542,915	2,542,915	0.0%	15.4%
Unrealized Gains and Losses	401,425	413,285	378,253	-8.5%	-5.8%
Retained Earnings	982,893	631,001	631,001	0.0%	-35.8%
Income for the year	1,259,996	1,496,961	1,948,755	30.2%	54.7%

Minority interest	18,140	170,046	157,802	-7.2%	769.9%

Total liabilities and net shareholders' equity	98,490,130	113,800,881	116,131,624	2.0%	17.9%

Off-balance sheet	43,837,435	52,342,183	59,119,238	12.9%	34.9%

65

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In PEN thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Interest income and expense
Interest and dividend income	1,724,983	2,110,370	2,151,241	1.9%	24.7%	6,596,712	8,033,208	21.8%
Interest expense	(496,244)	(522,412)	(539,436)	3.3%	8.7%	(2,012,577)	(2,034,986)	1.1%
Net interest income	1,228,739	1,587,958	1,611,805	1.5%	31.2%	4,584,135	5,998,222	30.8%
Net provision for loan losses	(349,632)	(433,343)	(437,827)	1.0%	25.2%	(1,240,303)	(1,717,226)	38.5%

Non financial income
Fee income, net	476,740	484,541	523,265	8.0%	9.8%	1,766,542	1,957,799	10.8%
Gain on foreign exchange transactions, net	124,053	156,641	173,979	11.1%	40.2%	519,013	593,154	14.3%
Gain on sales of securities, net	7,537	35,055	5,656	-83.9%	-25.0%	(67,663)	56,781	-183.9%
Other	22,352	12,581	16,914	34.4%	-24.3%	69,965	54,137	-22.6%
Total non financial income, net	630,682	688,818	719,814	4.5%	14.1%	2,287,857	2,661,871	16.3%

Operating expenses
Salaries and employees benefits	(394,624)	(532,961)	(537,658)	0.9%	36.2%	(1,665,773)	(2,103,274)	26.3%
Administrative expenses	(390,326)	(386,242)	(469,831)	21.6%	20.4%	(1,340,095)	(1,541,901)	15.1%
Depreciation and amortization	(72,783)	(82,570)	(100,638)	21.9%	38.3%	(270,693)	(337,583)	24.7%
Other	(58,457)	(47,401)	(78,071)	64.7%	33.6%	(180,672)	(184,577)	2.2%
Total operating expenses	(916,190)	(1,049,174)	(1,186,198)	13.1%	29.5%	(3,457,233)	(4,167,335)	20.5%

Operating Income	593,599	794,259	707,594	-10.9%	19.2%	2,174,456	2,775,532	27.6%
Translation result	(14,119)	13,066	11,449	-12.4%	-181.1%	(235,117)	21,370	-109.1%
Income taxes	(176,917)	(224,940)	(273,761)	21.7%	54.7%	(677,241)	(855,563)	26.3%
Minority interest	(592)	3,379	6,512	92.7%	-	(2,102)	7,416	-452.8%
Net income	401,971	585,764	451,794	-22.9%	12.4%	1,259,996	1,948,755	54.7%

66

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	4Q13	3Q14	4Q14	Dec 13	Dec 14
Profitability
Net income per common share (PEN per share) (1)	0.09	0.12	0.10	0.27	0.41
Net interest margin on interest earning assets (2)	5.41%	6.02%	5.94%	5.26%	5.93%
Return on average total assets (2)(3)	1.7%	2.1%	1.6%	1.3%	1.8%
Return on average shareholders' equity (2)(3)	19.8%	25.4%	18.6%	16.4%	21.4%
No. of outstanding shares (million)	4,722.8	4,722.8	4,722.8	4,722.8	4,722.8

Quality of loan portfolio
PDL ratio	2.30%	2.66%	2.59%	2.30%	2.59%
NPL ratio	2.90%	3.35%	3.43%
Coverage of PDLs	157.6%	161.5%	164.7%	157.6%	164.7%
Coverage of NPLs	125.2%	128.3%	124.6%
Reserves for loan losses as a percentage of total loans	3.6%	4.3%	4.3%	3.6%	4.3%

Operating efficiency
Oper. expenses as a percent. of total income (4)	46.9%	44.9%	48.0%	47.7%	46.6%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(4)	3.5%	3.6%	3.9%	3.5%	3.7%

Capital adequacy
Total Regulatory Capital (PEN million)	10,755	12,524	12,704	10,755	12,704
Tier 1 ratio	9.67%	10.19%	9.83%	9.67%	9.83%
Common Equity Tier 1 ratio	7.52%	7.20%	7.45%	7.52%	7.45%
BIS ratio	14.46%	14.78%	14.45%	14.46%	14.45%

Average balances (PEN million) (3)
Interest earning assets	90,781	105,482	108,569	87,129	101,140
Total Assets	97,008	111,596	114,966	94,881	107,311
Net shareholders' equity	8,108	9,226	9,722	7,692	9,119

(1) Shares outstanding of 4,722 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk.

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PACIFICO GRUPO ASEGURADOR (PGA)

(In PEN thousand)

	Quarter			% Change		Year to date		% Change
	4Q13	3Q14	4Q14	QoQ	YoY	Dec 13	Dec 14	Dec 14 / Dec 13
Results
Written premiums	797,108	793,062	838,033	5.7%	5.1%	3,093,241	3,155,620	2.0%
Ceded Premiums	158,528	96,816	140,153	44.8%	-11.6%	483,784	457,742	-5.4%
Unearned premium reserves	97,630	122,394	107,815	-11.9%	10.4%	411,598	445,084	8.1%
Net earned premiums	540,950	573,853	590,066	2.8%	9.1%	2,197,859	2,252,793	2.5%
Direct claims *	397,527	372,543	388,997	4.4%	-2.1%	1,616,729	1,517,396	-6.1%
Reinsurance ceded	35,741	14,051	13,968	-0.6%	-60.9%	151,151	90,690	-40.0%
Net claims *	361,787	358,492	375,029	4.6%	3.7%	1,465,578	1,426,706	-2.7%
Paid commissions	112,926	120,663	122,076	1.2%	8.1%	430,510	468,740	8.9%
Commissions received	9,435	14,995	10,886	-27.4%	15.4%	40,320	46,131	14.4%
Net commissions	103,491	105,668	111,190	5.2%	7.4%	390,190	422,610	8.3%
Underwriting expenses *	33,133	23,485	40,674	73.2%	22.8%	132,875	128,399	-3.4%
Underwriting income	15,853	10,775	20,081	86.4%	26.7%	45,208	52,488	16.1%
Net underwriting expenses *	17,280	12,710	20,593	62.0%	19.2%	87,666	75,911	-13.4%
Underwriting result before Medical Services *	58,393	96,982	83,254	-14.2%	42.6%	254,426	327,566	28.7%

Medical Services gross margin *	12,990	28,813	23,434	-18.7%	80.4%	64,147	98,199	53.1%

Financial income	65,825	73,298	75,221	2.6%	14.3%	267,435	296,615	10.9%
Gains on sale of securities	14,768	13,741	2,389	-82.6%	-83.8%	72,754	28,577	-60.7%
Net property and rental income	4,399	5,648	6,679	18.2%	51.8%	20,477	23,286	13.7%
(-) Financial expenses	9,853	5,652	9,272	64.1%	-5.9%	27,709	28,647	3.4%
Financial income, net	75,139	87,035	75,017	-13.8%	-0.2%	332,958	319,831	-3.9%

Salaries and benefits	52,401	65,392	57,588	-11.9%	9.9%	242,780	240,632	-0.9%
Administrative expenses	87,033	72,694	82,677	13.7%	-5.0%	286,518	295,887	3.3%
Third party services	28,142	32,774	30,714	-6.3%	9.1%	125,920	120,078	-4.6%
Management expenses	20,273	15,578	15,328	-1.6%	-24.4%	61,971	60,921	-1.7%
Provisions	18,422	13,792	19,863	44.0%	7.8%	51,644	63,911	23.8%
Taxes	12,865	7,460	8,589	15.1%	-33.2%	31,068	30,564	-1.6%
Other expenses	7,331	3,089	8,182	164.9%	11.6%	15,913	20,412	28.3%
Opertating expenses	139,434	138,085	140,265	1.6%	0.6%	529,297	536,519	1.4%

Other income	9,602	1,853	12,656	582.9%	31.8%	14,620	23,335	59.6%
Traslations results	843	740	2,122	186.7%	151.6%	-20976	4,586	-121.9%
Income tax	5,690	15,075	-469	-103.1%	-108.3%	9,016	31,148	245.5%

Income before minority interest	11,843	62,264	56,688	-9.0%	378.7%	106,862	205,851	92.6%
Minority interest	1,878	6,390	7,785	21.8%	314.5%	16,867	25,008	48.3%

Net income	9,965	55,874	48,904	-12.5%	390.8%	89,996	180,843	100.9%

Balance (end of period)
Total assets	7,723,283	8,521,038	8,656,376	135,337	933,093	7,723,283	8,656,376	933,093
Invesment on securities (1)	4,754,746	5,229,270	5,455,950	226,680	701,204	4,754,746	5,455,950	701,204
Technical reserves	4,993,515	5,322,961	5,549,005	226,043	555,490	4,993,515	5,549,005	555,490
Net equity	1,386,655	1,611,494	1,715,720	104,226	329,065	1,386,655	1,715,720	329,065
Ratios
Ceded	19.9%	12.2%	16.7%	4.5	(3.2)	15.6%	14.5%	(1.1)
Loss ratio	66.9%	62.5%	63.6%	1.1	(3.3)	66.7%	63.3%	(3.4)
Commissions + underwriting expenses, net / net earned premiums	22.3%	20.6%	22.3%	1.7	0.0	21.7%	22.1%	0.4
Underwriting results / net premiums earned	10.8%	16.9%	14.1%	(2.8)	3.3	11.6%	14.5%	3.0
Operating expenses / net premiums earned	25.8%	24.1%	23.8%	(0.3)	(2.0)	24.1%	23.8%	(0.3)
Return on equity (2)(3)	2.9%	13.9%	11.8%	(2.2)	8.9	6.0%	11.7%	5.7
Return on written premiums	1.3%	7.0%	5.8%	(1.2)	4.6	2.9%	5.7%	2.8

Combined ratio of PPS + PS (4)(5)	105.3%	94.6%	100.4%	5.9	(4.9)	105.6%	98.5%	(7.1)
Net claims / net earned premiums	73.1%	67.3%	70.6%	3.4	(2.5)	71.3%	69.4%	(1.9)
General expenses and commissions / net earned premiums	32.2%	27.3%	29.8%	2.5	(2.4)	34.4%	29.2%	(5.2)

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

ROAE Dic 13 (PPS Formula) without unrealized profit Pvida: 8.4%.

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